

No Act

P.E 1/18/2013




Received SEC
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013


Received SEC
MAR 21 2013
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-21-13

Marlee S. Myers
Morgan, Lewis & Bockius LLP
msmyers@morganlewis.com

Re: DENTSPLY International Inc.
Incoming letter dated January 18, 2013

Dear Ms. Myers:

This is in response to your letters dated January 18, 2013, February 26, 2013, and March 12, 2013 concerning the shareholder proposal submitted to DENTSPLY by Catholic Health East, Trinity Health, and the Dominican Sisters of Hope. We also have received letters on the proponents' behalf dated February 22, 2013 and March 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

March 21, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DENTSPLY International Inc.
Incoming letter dated January 18, 2013

The proposal requests that the board issue a report summarizing DENTSPLY's policies and plans for phasing out mercury from DENTSPLY products.

There appears to be some basis for your view that DENTSPLY may exclude the proposal under rule 14a-8(i)(7), as relating to DENTSPLY's ordinary business operations. In this regard, we note that the proposal relates to DENTSPLY's product development. Proposals concerning product development are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if DENTSPLY omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which DENTSPLY relies.

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Morgan, Lewis & Bockius LLP
One Oxford Centre
Thirty-Second Floor
Pittsburgh, PA 15219-6401
Tel: 412.560.3300
Fax: 412.560.7001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Marlee S. Myers
Partner
412.560.3310
msmyers@morganlewis.com

March 12, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: DENTSPLY International Inc.: Omission of Stockholder Proposal

Ladies and Gentlemen:

I am writing on behalf of DENTSPLY International Inc. (the "Company") to supplement our previous letters (the "Company Letters") to the Staff of the Division of Corporation Finance (the "Staff"), dated January 18, 2013 and February 26, 2013, regarding the stockholder proposal (the "Proposal") submitted by Catholic Health East, along with Trinity Health and the Dominican Sisters of Hope as co-filers (collectively, the "Proponents"), and to supplement our request for no action following the grant of no action relief to Danaher Corporation. Both the Proposal and the Company's circumstances are virtually identical to Danaher's.

Danaher Corporation and the Company both manufacture dental amalgams for the use of medical professionals. Danaher received a proposal virtually identical to the one received by the Company.[1] On March 8, 2013, the Staff granted no action relief to Danaher Corporation under Rule 14a-8(i)(7), as related to Danaher Corporation's ordinary business operation. In its determination, the Staff confirmed that the basis for its conclusion was that, "the proposal relates to Danaher's product development." The Danaher no action letter, like the no action letters cited in footnote 10 to our initial letter dated January 18, 2013, is another instance where the Staff has found that proposals concerning product research and development and regulatory compliance

[1] Both the references to the companies and the statistics relating to the companies in paragraph 5 of the "whereas" clause are different. Otherwise, the proposals are identical.

are excludable because they relate to a company's ordinary business operations.

The Proposal seeks a detailed report delineating the Company's "policies and plans for eliminating releases into the environment of mercury from [the Company's] products" including, "goals for reduction in its production of dental amalgam," the date by which the Company will cease production of amalgam, and "what [the Company] is doing to reduce costs of alternatives to dental amalgams." Thus, the Proposal clearly relates to product research and development as well as to the regulatory regimen governing the development and sale of dental amalgam. In its letter requesting no action relief, Danaher Corporation summarized its situation, which is identical to the Company's situation with regard to the production of dental amalgam: "The development and sale of medical devices, such as dental amalgam and its alternatives, require a deep understanding of the products, the needs and requirements of the medical professionals who will choose to use such products, and the regulatory framework applicable to such products." The discretionary authority to develop products should reside with the Company's management rather than its shareholders. Such decisions fall within the Company's ordinary business operations, are fundamental to management's ability to control the Company's operations, and are not an appropriate matter for shareholder oversight.

Therefore, for the reasons set forth herein and in the Company Letters, the Proposal is excludable pursuant to Rules 14a-8(i)(5), (i)(7), and (i)(3). The Company again respectfully requests that the Staff concur that the Proposal may be excluded from the Company's 2013 proxy materials.

Pursuant to Staff Legal Bulletin No. 14F (October 18, 2011), in order to facilitate transmission of the Staff's response to my request, my email address is msmyers@morganlewis.com, and the Proponents representative's email address is kcoll@che.org.

We very much appreciate the Staff's attention to this matter. If you have any questions or require any additional information, please do not hesitate to call me at (412) 560-3310.

Thank you for your consideration of this matter.

Very truly yours,



Marlee S. Myers

DB1/ 73416227.1

Morgan Lewis
COUNSELORS AT LAW

cc: DENTSPLY International Inc.
Deborah M. Rasin
Vice President, Secretary and General Counsel
221 West Philadelphia Street
York, PA 17405-0872
Deborah.Rasin@dentsply.com

Sr. Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
kcoll@che.org

Catherine M. Rowan
Director, Socially Responsible Investments
Trinity Health
rowan@bestweb.net

Dominican Sisters of Hope
c/o Sr. Valerie Heinonen, O.S.U.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
2039 North Geyer Road
Saint Louis, MO 63131

SANFORD J. LEWIS, ATTORNEY

March 4, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Requesting a report on the environmental impacts of dental amalgam - DENTSPLY – supplemental reply

Via email to shareholderproposals@sec.gov

Ladies and Gentlemen

I have been asked by the Proponents to respond to the supplemental letter dated February 26, 2013, sent to the Securities and Exchange Commission Staff by Marlee S. Myers of Morgan Lewis & Bockius LLP on behalf of the Company. A copy of this letter is being e-mailed concurrently to Marlee S. Myers, msmyers@morganlewis.com.

In its latest letter, the Company asserts that because the dental amalgam business represents only a portion of its dental consumable and laboratory business segment, the production of dental amalgam is immaterial to the Company's operations. However, at a minimum this issue is relevant to the Company because it is "otherwise significantly related," to both the whole company and its dental consumables segment. Although the dental amalgam, as a product, is only part of the dental consumable and laboratory business segment of the company itself, the reputational impact of the Company's stance and activities on a dental amalgam phase out extends to its entire dental consumables segment.

Over the last decade, the Company's key customer base, dentists, have been trending away from using dental amalgam to begin with. In the last few years, surveys have suggested that now a majority of dentists do not use dental amalgam.

The use of dental amalgam by dentists has been on decline for the past 12 years, with the mean percent of decline for the past 12 years being 3.7% per year.[1] The usage of dental amalgam has decreased from 30.77 tons in 2001 to 13.52 tons in 2010. Dentsply's own

[1] Public Health Rep. 2007 Sep-Oct;122(5):657-63. **Economic impact of regulating the use of amalgam restorations.** Beazoglou T, Eklund S, Heffley D, Meiers J, Brown LJ, Bailit H. Department of Craniofacial Sciences, School of Dental Medicine, University of Connecticut Health Center, 263 Farmington Ave., Farmington, CT 06030, USA. beazoglou@nsol.uchc.edu http://www.ncbi.nlm.nih.gov/pmc/articles/PMC1936958/; International Mercury Reduction Clearinghouse (IMERC), Northeast Waste Management Officials Association (NEWMOA) Mercury Added Products Database, Dental Amalgam, June 2012, http://imerc.newmoa.org

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

data shows a decrease by approximately 33% over that time period from 5,786,511 grams in 2001 to 3,753,100 grams in 2010.

This decline in the use of dental amalgam has been accompanied by an even larger proportion of decline in the number of dentists who use dental amalgam in their practices. The independent dental educational institution, Clinical Research Associates, based in Orem, Utah has surveyed dentists that read its newletters beginning in 1985 regarding their use of dental amalgam. In 1985 only 3% of dentists surveyed stated that they do not use dental amalgam. By 2001, that number had risen to 27%, and by 2005, 32% of dentists who said their offices were amalgam free. A study published in *General Dentistry* confirmed that 31.6% of dentists surveyed were not using amalgam by 2005.[2] **A more recent survey by another organization, published in 2012, showed that only 48% of dentists were still using dental amalgam.[3]**

As the number of dentists using dental amalgam has shrunk to less than a majority, the increasing sensitivities of this issue for this customer base is apparent. Certainly, it is unreasonable for the Company to assume reputational immunity from this issue now that a majority of its customer base no longer uses dental amalgam, dental amalgam has been phased out in several countries and the U.S. Department of State has called for "the phase down, with the goal the eventual phase out" of amalgam.[4] Unresponsive and resistant handling of this issue, as the Proponent believes the Company is engaged in, increasingly threatens its reputation by straying from its corporate social responsibility statement.

> We align ourselves with the principles encompassed in the United Nations Global Compact, which asks companies to "embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labor standards, the environment and anti-corruption." These principles are reflected in our Corporate Values and Mission Statement, which guide our corporate behaviors and interactions with all stakeholders.[5]

Moreover, despite the Company's arguments to the contrary, it is difficult to see how the issue of mercury pollution from dental amalgam could not be a significant policy issue. Over the past three years, under the aegis of the United Nations Environmental Program, the world has negotiated an entire treaty on the sole subject of mercury.

Dental mercury is one of a small number of products so significant it is addressed by name; for amalgam, there is a directive to phase down its use. The fact that WHO

[2] R. Haj-Ali, *Survey of general dentists regarding posterior restorations, selection criteria, and associated clinical problems*, Gen Dent. 2005 Sep-Oct;53(5):369-75, http://www.ncbi.nlm.nih.gov/pubmed/16252541
[3] Journal of Biomedicine and Biotechnology, Volume 2012 (2012), Article ID 589569, 8 pages, doi:10.1155/2012/589569.
[4] http://www.unep.org/hazardoussubstances/Portals/9/Mercury/Documents/INC3/United%20States.pdf
[5] DENTSPLY Corporate Social Responsibility Statement, CSR (Corporate Social Responsibility) Platform, DENTSPLY International, 2012 Report, accessed February 21, 2013, p. 2. (http://dentsply.com/media/11123/CSR%202012_Final_Web_01.pdf

would issue an entire paper on amalgam is itself evidence that amalgam is not only a high-profile issue but a controversial material.[6]

At least since 2008, the United States Food and Drug Administration has given constant attention to increasing the regulation amalgam -- and the Environmental Protection Agency since 2010.

The emergence of quality alternatives in recent years increases the rationale for calling for a transition away from amalgam. As the second largest seller of amalgam in the United States, Dentsply is at risk of being challenged by governments, attacked in the press, and condemned by the public for continuing to promote amalgam sales on such a widespread basis when viable alternatives are available from the Company that are far less polluting to the environment.

Also, the issue of the continuation of use of dental amalgam has been a highly controversial public issue for the FDA. In 2009 the FDA adopted a rule allowing the continued use of dental amalgam.

> **"No final rule in FDA's modern history, or perhaps ever, has attracted this kind of organized opposition."** —*FDA Webview – See Exhibit B.*

The level of controversy has been sufficient that only months after allowing continued use of dental amalgam, the FDA initiated a reconsideration process in 2011, and also began making acknowledgments regarding risks of amalgam to vulnerable populations. In December 2010, the FDA Advisory Committee urged the FDA to consider more recent studies regarding the impact of mercury amalgam fillings on children.

The dental amalgam controversy has also been the subject of congressional hearings. The most recent was on May 26, 2010 before U.S. House of Representatives Committee on Oversight and Government Reform Subcommittee on Domestic Policy.[7] Testimony from the FDA at a prior hearing on amalgam held in 2007 clearly indicates the level of controversy: "Given the high level of interest in this proposed rule, FDA twice reopened the comment period and received more than 750 comments submitted to the docket. FDA received significant adverse public comments on the 2002 proposed rule. The majority of the comments stated that the Agency was not proposing enough restrictions on the marketing and use of dental amalgam and that the proposed special controls did not adequately address the potential health risks of the device."[8] In 2009, Rep. Diane Watson and 31 co-sponsors sponsored H. Res. 648 -- Expressing the need for enhanced public awareness of potential health effects posed by mercury." It focused almost entirely on amalgam.[9] The American Dental Association opposed it,[10] again indicating

[6] World Health Organization, FUTURE USE OF MATERIALS FOR DENTAL RESTORATION(2011). (accessible at http://www.who.int/oral_health/publications/dental_material_2011.pdf)
[7] "Assessing EPA's Efforts to Measure and Reduce Mercury Pollution from Dentist Offices", http://oversight.house.gov/hearing/assessing-epas-efforts-to-measure-and-reduce-mercury-pollution-from-dentist-offices/
[8] http://www.hhs.gov/asl/testify/2007/11/t20071114a.html
[9] http://beta.congress.gov/bill/111th-congress/house-resolution/648/text

that this is a controversial issue. Members of Congress have also expressed particular interest in holding dental amalgam manufacturers accountable, such as Rep. Diane Watson's 2006 article in the *Huffington Post* that explained "Manufacturers of amalgam should have the burden of proving its safety. To date, they have never sought nor been given pre-market approval for their product. The FDA must hold amalgam manufacturers accountable."[11]

This issue has been covered by national media. For examples, see Exhibit A of this letter.

This is clearly a controversial policy issue within the dental community – often referred to as the "dental amalgam wars". The trade press publication *Dr. Bicuspid* gives Dental Awards each year and one of the categories is for "most controversial topic." Mercury in amalgam was a semi-finalist for the 2013 "most controversial" award.[12] See examples, in Exhibit B, attached to this letter, for additional discussion of the issue by the trade press.

Already, the focus on this issue by policymaking bodies and nongovernmental organizations is beginning to turn the spotlight on the Company as one of the few makers of this product. Just because the Company produces an item that it believes to meet a public health need does not immunize the company from potential reputational damage from the company's resistance to phasing down, with the goal to eventual phase out the production of dental amalgam, while increasingly encouraging broader use of environmentally safer alternatives.

The Proposal is not false or misleading; WHO report goes beyond marginal practices as source of mercury pollution.

In addition, in its latest letter, the Company says that the WHO report "ascribes mercury pollution" to improper waste management practices. Although those activities are mentioned in the report, that is not the only source of mercury pollution flagged by the report. The larger issue of mercury pollution from the use of dental amalgam in general is certainly core to the concerns of WHO.

It is clear that the Company's narrow interpretation of the WHO report differs sharply from the proponent's interpretation. We devoted several pages of the previous response solely to the WHO report, including a table from the report, numerous direct quotations, backed by no fewer than 18 footnotes referencing pages or sections. It is manifest that WHO is aware of the quantity of dental mercury in the environment, deeply concerned about the public health impact of dental mercury in the environment, and insistent that a worldwide phasedown must begin. Having lost that argument, the Company now says WHO is concerned only about the misuse of dental mercury, which is absurd; WHO's primary concern is quantitative,- the amount of mercury being released to the environment. Amalgam's misuse is indeed condemned in the report, but it is the use of amalgam which WHO says must be phased down.

---

[10] http://www.ada.org/news/739.aspx
[11] Rep. Diane Watson, *The Beginning of the End of Mercury in Dentistry*, HUFFINGTON POST (24 Oct. 2006), http://www.huffingtonpost.com/rep-diane-watson/the-beginning-of-the-end-_b_32394.html
[12] http://www.drbicuspid.com/index.aspx?sec=nws&sub=rad&pag=dis&ItemID=312122

Manifestly, WHO supports a worldwide phasedown in the use of amalgam, and does so under its mandate to improve the world's health.

The Staff made it clear in Staff Legal Bulletin 14B that it does not want to become a referee between diverse interpretations of existing facts. This difference of interpretation between the Company and the Proponents does not amount to the type of dispute amenable to resolution through Rule 14a-8(i)(3). The Company has the opportunity in its opposition statement to provide its own interpretation of the WHO document.

We stand by our prior letter in all aspects, and believe the proposal is not excludable under the asserted rules. We urge the staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please contact me at (413) 549-7333 with respect to any questions in connection with this matter.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Marlee S. Myers, Morgan Lewis & Bockius LLP
Kathleen Coll, Catholic Health East
Valerie Heinonen, Dominican Sisters of Hope
Catherine M. Rowan, Trinity Health

Morgan, Lewis & Bockius LLP
One Oxford Centre
Thirty-Second Floor
Pittsburgh, PA 15219-6401
Tel: 412.560.3300
Fax: 412.560.7001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Marlee S. Myers
Partner
412.560.3310
msmyers@morganlewis.com

February 26, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: DENTSPLY International Inc.: Omission of Stockholder Proposal

Ladies and Gentlemen:

I am writing on behalf of DENTSPLY International Inc. (the "Company") to supplement our previous letter (the "Company Letter") to the Staff of the Division of Corporation Finance (the "Staff"), dated January 18, 2013, regarding the stockholder proposal (the "Proposal") submitted by Catholic Health East, along with Trinity Health and the Dominican Sisters of Hope as co-filers (collectively, the "Proponents"), and to respond to the February 22, 2013 letter from Sanford J. Lewis, the Proponents' counsel (the "Proponents' Letter").

As explained in the Company Letter, the Company intends to omit the Proposal from its proxy solicitation materials for its 2013 annual meeting of stockholders pursuant to Rules 14a-8(i)(5), (i)(7), and (i)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We refer the Staff to the Company Letter for the reasons the Company should be granted no action relief to exclude the Proposal from the Company's 2013 proxy materials. The purpose of this letter is to clarify for the Staff and the Proponents the reasons why the Proposal is not relevant to the Company's business.

The Proponents' Letter incorrectly asserts that the Proposal relates to operations in excess of 5% of the Company's assets and sales. In support of this assertion, the Proponents' Letter points to the size of the Company's entire dental consumable and laboratory business segment. In fact, dental amalgam, which represents only a portion of the Company's dental consumable and laboratory business segment, is immaterial to the Company's operations. For the fiscal year ended December 31, 2012, the Company's production and sale of dental amalgam represented less than 1% of the Company's total assets, net earnings, and gross sales, which is far below the threshold of 5%.

The Proponents' Letter further asserts that the Proposal is relevant because the issue of mercury pollution is a high-profile issue that may have a significant impact on the Company's reputation. The Company does not believe that the facts support this assertion. The World Health Organization 2011 report, attached as Exhibit B to the Company Letter (the "WHO Report"), which is cited by the Proponent, does not in fact support the assertion in the Proponents' Letter. The WHO Report ascribes mercury pollution to "the diversion of traded amalgam for other purposes or as a result of improper waste management practices or through cremation."[1] The Company produces and sells dental amalgam, but does not engage in any of the aforementioned activities specified by the WHO Report.

The Company believes that its reputation for trustworthiness, innovation and corporate responsibility is not adversely affected by its production and sale of dental amalgam. Because of its favorable properties and relatively low cost to patients, dental amalgam serves a useful purpose in public health care. The Company offers dental amalgam as a restorative solution based on clinical need and the demand from dental professionals worldwide because of its durability, reliability and cost effectiveness to patients. The elimination of dental amalgam would jeopardize the ability of lower income populations to obtain dental care. The WHO Report states that "[i]mplications for oral healthcare are considerable if amalgam were to be banned. Fewer people will have access to dental care because of cost, particularly among communities in the US that are already underserved according to the United States Public Health Service."[2] The Company's continued production and sale of dental amalgam meets a public need and, as such, does not jeopardize the Company's reputation.

Therefore, for the reasons set forth herein and in the Company Letter, the Proposal is excludable pursuant to Rules 14a-8(i)(5), (i)(7), and (i)(3). The Company again respectfully requests that the Staff concur that the Proposal may be excluded from the Company's 2013 proxy materials.

---

[1] World Health Organization, FUTURE USE OF MATERIALS FOR DENTAL RESTORATION, page 13 (2011).
[2] *Id.* at 18.

Morgan Lewis
COUNSELORS AT LAW

Pursuant to Staff Legal Bulletin No. 14F (October 18, 2011), in order to facilitate transmission of the Staff's response to my request, my email address is msmyers@morganlewis.com, and the Proponents representative's email address is kcoll@che.org.

We very much appreciate the Staff's attention to this matter. If you have any questions or require any additional information, please do not hesitate to call me at (412) 560-3310.

Thank you for your consideration of this matter.

Very truly yours,



Marlee S. Myers

Enclosures
cc (w/encls.):

DENTSPLY International Inc.
Deborah M. Rasin
Vice President, Secretary and General Counsel
221 West Philadelphia Street
York, PA 17405-0872
Deborah.Rasin@dentsply.com

Sr. Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
kcoll@che.org

Catherine M. Rowan
Director, Socially Responsible Investments
Trinity Health
rowan@bestweb.net

Dominican Sisters of Hope
c/o Sr. Valerie Heinonen, O.S.U.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
2039 North Geyer Road
Saint Louis, MO 63131

SANFORD J. LEWIS, ATTORNEY

February 22, 2013

Via email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Requesting a report on the environmental impacts of dental amalgam - DENTSPLY

Dear Sir/Madam:

Catholic Health East, together with Trinity Health, and The Dominican Sisters of Hope, (collectively, the "Proponents") are the beneficial owners of common stock of DENTSPLY International, Inc. (the "Company") and have submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponents to respond to the letter dated January 18, 2013, sent to the Securities and Exchange Commission Staff by Marlee S. Myers of Morgan Lewis & Bockius LLP on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2013 proxy statement by virtue of Rule 14a-8(i)(5), Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2013 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Marlee S. Myers, msmyers@morganlewis.com.

BACKGROUND

Dentists are by far the largest contributor of mercury to municipal waste water in the US. The dental mercury originates with amalgam that DENTSPLY International Inc. (DENTSPLY) and other manufacturers sell. The US Environmental Protection Agency (EPA) has made a direct link between amalgam use, and its transformation into one of the most dangerous and toxic forms of mercury, methylmercury. According to a 2010 press release from the US EPA:

> "Approximately 50 percent of mercury entering local waste treatment plants comes from dental amalgam waste. Once deposited, certain microorganisms can change elemental mercury into methylmercury, a highly toxic form that builds up in fish, shellfish and animals that eat fish.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

> Fish and shellfish are the main sources of methylmercury exposure to humans. Methylmercury can damage children's developing brains and nervous systems even before they are born."[1]

Mercury has been targeted for reduction by US and international policymakers because it is a highly potent neurotoxin that is especially harmful to pregnant women, developing fetuses, and infants and children. Mercury can cause permanent damage to brain, kidneys and fetuses, and is particularly harmful to children and unborn babies because their nervous systems are still developing.[2] Based upon blood sampling data, federal scientists have estimated that between 300,000 and 630,000 infants are born in the United States each year with mercury levels that are associated, at later ages, with the loss of IQ.[3]

As one of the world's leading manufacturers of dental amalgam, these dental mercury pollution issues originate with the manufacture and sale of dental amalgam by DENTSPLY.

SUMMARY

The Proposal requests that the Company prepare a report on the reduction, leading to eventual elimination, of mercury pollution from dental amalgam, encouraging the Company to become a leader in the global effort to reduce mercury pollution. The full text of the Proposal is included as Attachment A.

The Company asserts that the Proposal may be excluded on the basis of Rule 14a-8(i)(5), Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

As to Rule 14a-8(i)(5), the Proposal is relevant to the Company, because its dental consumables division, which includes dental amalgam, constituted 34% of net sales in 2011. In addition to relating to operations in excess of 5% of the company's assets and sales, the Proposal is also "otherwise significantly related" to the company's business due to the risk of harm to the Company's reputation from association with the serious environmental harms of mercury pollution.

As to Rule 14a-8(i)(7), the Proposal involves significant social policy issues (environmental pollution) that transcend ordinary business with a nexus to the Company, the Proposal does not micromanage, and therefore the Proposal is not excludable as ordinary business. Because dental amalgam cannot, to the Proponent's knowledge, be produced without substantial mercury content, and because in the opinion of the Proponent a significant part of the mercury in the product will inevitably pollute the environment, the Proposal necessarily focuses on

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[1] **Environmental Protection Agency, "EPA Will Propose Rule to Protect Waterways by Reducing Mercury from Dental Offices / Existing technology is available to capture dental mercury," September 27, 2010 (accessible at** http://yosemite.epa.gov/opa/admpress.nsf/d0cf6618525a9efb85257359003fb69d/a640db2ebad201cd852577ab00634848!OpenDocument)

[2] U.S. Environmental Protection Agency, "Mercury Health Effects, http://www.epa.gov/mercury/effects.htm

[3] Mahaffey et al., Blood Organic Mercury and Dietary Mercury Intake: National Health and Nutrition Examination Survey, 1999 and 2000, Environmental Health Perspectives, April 2004. http://www.ncbi.nlm.nih.gov/pmc/articles/PMC1241922/pdf/ehp0112-000562.pdf.

reducing the use of mercury and of dental amalgam. The social policy issue associated with the product is inherent in the product. Accordingly, the proposal is not excludable despite its focus on products of the company.

Finally, the proposal is neither vague nor misleading, and therefore not excludable pursuant to Rule 14a-8(i)(3).

ANALYSIS

1. The Proposal is relevant to a significant business segment of the Company, dental products, and therefore is not excludable pursuant to Rule 14a-8(i)(5)

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(5):

> (5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

In this instance, the Proposal is not excludable both because it relates to operations in excess of 5% of the company's assets and sales, and also because it is "otherwise significantly related" to the company's business.

DENTSPLY International Inc. is a leading manufacturer and distributor of dental and other consumable medical device products. The Company believes it is the world's largest manufacturer of consumable dental products for the professional dental market.[4] "Dental Consumable and Laboratory Business" segment (1 of 4 reportable segments) represented 29% of net sales in 2012 and 34% of net sales in 2011 (10-k, p. 30). This is a significant portion of the business under the terms of Rule 14a-8(i)(5), and therefore the Proposal is relevant to the Company.

As of 2010, DENTSPLY was the second largest user of mercury for dental amalgam in the US. [5]

Furthermore, the Proposal is relevant to that dental segment of the Company, because the issue of mercury pollution is a high-profile issue that may have a significant impact on the reputation of the Company, both its dental consumables segment, and its broader operations. The Company is concerned about its reputation for trustworthiness, it claims to have a solutions orientation, and it endorses corporate social responsibility. All of these concerns are implicated by the mercury pollution issue.

4 2012 Form 10-k, DENTSPLY International Inc., p. 24. (http://www.sec.gov/Archives/edgar/data/818479/000081847913000008/dentsply201210-k.htm)

5 IMERC NEWMOA Mercury Added Products Database, Dental Amalgam. http://imerc.newmoa.org

Reputation for trustworthiness, solutions and innovation: According to a statement on their website, "For over a century, our reputation has been built by continually advancing the practice of dentistry around the world."[6] According to the Company's website, "Worldwide, dental professionals now depend upon DENTSPLY for innovative, new solutions that advance the practice of dentistry and improve oral health for patients throughout the world."[7] DENTSPLY aims to maximize growth through product innovation, aiming to "advance the practice of dentistry."[8] The website also states:

> Our passion lies in identifying and pursuing the innovative concepts that have resulted in **some of the most trusted brand names in dentistry**. From sealants and fluorides, to composite or glass ionomer restorative materials, to denture teeth or implants, we are ***creating solutions*** for today's dental patients.[9] [emphasis added]
>
> DENTSPLY's global capabilities and resources create innovative, competitive advantages 'for better dentistry'. However, dentistry is ultimately a people business, whether those people are patients who visit a dental office, the dental professionals who care for these patients, or our 12,000 DENTSPLY colleagues who support them. DENTSPLY shares a passion and commitment with the profession to provide solutions for better dentistry. We believe the only way to be a leader in innovation is through continued collaboration between our DENTSPLY representatives and the dental professionals we serve.[10]

Reputation for corporate social responsibility: Furthermore, in its Corporate Social Responsibility Statement, the Company embraces a reputation for corporate social responsibility and environmental protection:

> We align ourselves with the principles encompassed in the United Nations Global Compact, which asks companies to "embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labor standards, the environment and anti-corruption." These principles are reflected in our Corporate Values and Mission Statement, which guide our corporate behaviors and interactions with all stakeholders.[11]

Thus, it is apparent, that DENTSPLY grounds its reputation on trust, solutions, innovation and corporate social responsibility. Therefore, under the terms of Rule 14a-8(i)(5) this Proposal which seeks to defend and bolster the Company's reputation by exercising leadership on mercury pollution is "otherwise significantly related" to the Company's business.

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6 "Who We Are," DENTSPLY Hompage, accessed February 21, 2013. (http://dentsply.com/)

7 "An Overview of DENTSPLY," DENTSPLY International website, accessed February 21, 2013. (http://dentsply.com/en/our-company.aspx)

8 "History of Innovation," DENTSPLY International website, accessed February 21, 2013. (http://dentsply.com/en/our-company/history-of-innovation/)

9 "Our Company: Creating Solutions for Improved Oral Health," DENTSPLY International website, accessed February 21, 2013. (http://dentsply.com/en/our-company/creating-solutions-for-improved-oral-health/)

10 "History of Innovation," DENTSPLY International website, accessed February 21, 2013. (http://dentsply.com/en/our-company/history-of-innovation/)

11 DENTSPLY Corporate Social Responsibility Statement, CSR (Corporate Social Responsibility) Platform, DENTSPLY International, 2012 Report, accessed February 21, 2013, p. 2. (http://dentsply.com/media/11123/CSR%202012_Final_Web_01.pdf)

Reputational issues are among the most important ways that an issue can be otherwise significantly related even if the issue relates to less than 5% of a company's business. The Staff's longstanding position is that shareholder resolutions implicating ethical, social or public policy issues, as well as matter of public debate, are not subject to the strictures of Rule 14a-8(i)(5). The social concern and reputational linkage of the issue makes this issue "otherwise significantly related". *Coach, Inc.* (August 7, 2009), *Wal-mart* Stores, Inc. (March 30, 2010).

Numerous other instances in recent years have involved proposals which might not have met the numerical thresholds of Rule 14a-8(i)(5), but which were nevertheless deemed to be non-excludable under the rule because the issues involved had a potential impact on the company's reputation. To cite a few examples: *Devon Energy Corp.* (March 27, 2012) annual report on lobbying; *Gap, Inc.* (March 14, 2012) ending trade partnerships with the government of Sri Lanka until that government ceases human rights violations; *BJ Services Company* (December 10, 2003) land procurement policy that incorporate social and environmental factors; *Halliburton Co.*(March 14, 2003) review of company operations in Iran, with reference to financial and reputational risks associated with those activities. In each of these instances, the principal reason why the operations that were less than 5% of the company nevertheless met the relevancy test is that there was a reputational connection.

The Company can either be a major contributor to the global mercury problem, or it could be a leader in moving the world towards a solution. Either way, its reputation is on the line.

Thus, despite the Company's assertion that dental amalgam amounts to less than 5% of its sales and assets, there is a substantial possibility that this issue could diminish or boost 100% of the overall company's reputation, and especially the reputation of its dental consumables segment. The proposal is not excludable on the basis of relevance.

2. The Proposal addresses a significant policy issue with a nexus to the Company and therefore is not excludable pursuant to Rule 14a-8(i)(7)

Secondly, the Company asserts that the Proposal is excludable as relating to ordinary business under Rule 14a-8(i)(7). However, the Proposal involves significant social policy issues that transcend ordinary business, and therefore the Proposal is not excludable under Rule 14a-8(i)(7).

While Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). Notably, "since at least 1990," the SEC Staff "has consistently and uniformly held that shareholder proposals pertaining to **environmental pollution** . . . raise such a significant policy issue that they transcend day-to-day business matters."

A. Proposals relating to production issues not excludable as ordinary business where the underlying subject matter giving rise to the proposal is a significant policy issue and there is a clear nexus to the company.

The Company argues that the present Proposal is excludable because it relates to the content of company products which it asserts is a matter of ordinary business for the Company. However, because this is an environmental pollution proposal, the Company's argument fails to lead to exclusion. A proposal can relate to the ordinary business of production decisions yet not be excluded if there is a significant policy issue giving rise to the proposal, a clear nexus to the company and if the proposal does not micromanage. In the present case, all of these elements are present.

There are many instances in which proposals have addressed product content, materials used, the need to innovate and develop alternatives, which have been found to not be excludable as ordinary business.

The Company cites a smattering of cases on ordinary business, most of which are either irrelevant to the present matter or distinguishable on very clear-cut grounds. Many of the proposals cited involved issues of trying to ask a company to change products it made, or content it used, or to innovate, *without a significant social policy issue* underlying the request. Of course it is true that without a significant policy issue being involved, issues of ordinary business are excludable.

Others, such as those at Walmart or CVS, asked *retailers* to change product lines, which has been a particular hot button issue for the SEC in its ordinary business decisions.

By distinction, there are many proposals found by the Staff to <u>not</u> address excludable ordinary business, where the proposals that have asked manufacturers to change materials, phase out chemicals, where those materials posed a significant policy issue of environmental harm. Examples: *Dow Chemical* (March 7, 2003) requesting a report which included plans to "phase out products and processes leading to admissions of persistent organic pollutants and dioxins," *Baxter International* (March 1, 1999) requesting a policy to phase out the production of PVC containing or phthalate-containing medical supplies.

A proposal inquiring into the phase down or elimination of an *inherently environmentally harmful* product line is not excludable under the ordinary business exclusion.

Where there is a significant social policy issue that attaches closely to the products and services sold, the fact that the proposal addresses an issue related to products and services does not cause the proposal to be excludable. One sees this phenomenon in numerous proposals which addressed products and services but which were not deemed excludable by the Staff.

For instance, *General Electric* (January 17, 2012, reconsideration denied March 1, 2012) asked the company to phase out its nuclear power related activities and product lines. Even though this relates to the elimination of product lines sold by the Company, because it involved products which many believe to pose a very high risk to the environment with significant controversy and public debate, it was not allowed to be excluded under the ordinary business exclusion.

This is why the present proposal is distinct from other proposals that have been allowed to be excluded on the basis of targeting particular products. In the present instance, the use and dissemination and eventual release into the environment of mercury is inseparable from the production of dental amalgam. Therefore the significant policy issue of environmental pollution causes this proposal to transcend the ordinary business concerns which might otherwise accrue to the focus on a product line.

ITT Corp. (avail. Mar. 12, 2008) a proposal requesting a report on the foreign sales of military and weapons-related products and services by the company was not found to be excludable under Rule 14a-8(i)(7). The supporting statement, quoting the American Red Cross, showed how the proposal presented foreign arms sales as a significant social policy issue: "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." The Staff agreed with the notion that this was a significant policy issue and therefore a great deal of inquiry about products could be made without crossing the line into Rule 14a-8(i)(7) exclusion. The supporting statement of that proposal even asked for the report to include:

> 1) processes used to determine and promote foreign sales;
> 2) criteria for choosing countries with which to do business;
> 3) a description of procedures used to negotiate foreign arms sales government-to-government and direct commercial sales and;
> 4) the percentage of sales for each category and;
> 5) for the past three years;
>> (a) categories of military equipment or components including dual-use items, exported with as much statistical information as posssible
>> (b) categories of contracts for servicing/maintaining equipment
>> (c) offset agreements for the past three years and
>> (d) licensing and/or co-production with foreign governments.

So it is clear from this decision that the kind of information which might otherwise relate to ordinary business, does not do so when it is so closely related to a significant policy issue, in this case military and weapons related products and services.

Furthermore, in the middle of the subprime lending crisis, a proposal directed towards ensuring that "nontraditional mortgage loans" were being made consistent with prudent lending practices, even though those loans were clearly a "product" of the company, was also found not excludable under Rule 14a-8(i)(7). Again, a very significant social policy issue was inherent in those loans. *Pulte Homes Inc.* (Feb. 27, 2008): Proponents requested creation of an independent committee to oversee development and enforcement of policies and procedures ensuring that loan terms and underwriting standards for nontraditional mortgage loans were consistent with prudent lending practices. During the same crisis, an evaluation of Citigroup's loans was also not considered excludable as ordinary business where the subject matter focused on predatory lending its impact on borrowers. *Citigroup Inc.* (Feb. 11, 2009) The Company argued that determining the marketing, lending and collection procedures for its financial products involved core management decisions not appropriate for shareholder oversight. Unable to argue that predatory lending was not a significant social policy issue, the Company implied that this issue, which was devastating the US economy, was not "high-level" as compared to global warming, human rights and foreign weapons sales. The Staff found that the Company could not omit the proposal under Rule 14a-8(i)(7). The significant policy issue transcended the fact that this was a focus on products.

See also cases regarding the humane treatment of animals: *Coach Inc.* (August 7, 2009) ending the use of animal fur in company products; Bob Evans Farms (June 6, 2011) encouraging the Board of Directors to *phase in* the use of cage free eggs in its restaurant, found not to be reflective of ordinary business because it focuses on the significant policy issue of humane treatment of animals.

These examples show that a proposal can be directed towards a company's products, as long as those products themselves are inseparable from the significant policy issue that adheres to them. That is also the case in the present matter. **Because dental amalgam cannot, to the Proponent's knowledge, be produced without substantial mercury content, and because in the opinion of the Proponent a significant part of the mercury in the product will inevitably pollute the environment, the Proposal necessarily focuses on reducing the use of mercury and of dental amalgam.**

The Proposal does not micromanage the Company's business.

The requests of the Proposal are at a similar level of detail to many other proposals requesting reports from companies, which have not been found to micromanage or otherwise be excludable under Rule 14a-8(i)(7). See for instance, *Chesapeake Energy* (April 2, 2010) in which the proposal requested a report summarizing 1.the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing. In its supporting statement, the proposal went on to describe additional items that should be disclosed including, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

The issue of environmental pollution from mercury is a very significant policy issue.

The release of mercury into the environment is an important policy issue. As is evidenced by government reports, international actions, and coverage in the media, the production of dental amalgam fillings plays a key role in this issue.

According to the World Health Organization report *Future Use of Materials for Dental Restoration* (2011), the amount of dental mercury entering the environment is "significant": "A significant amount of mercury is estimated to be released to the environment from the use of dental amalgam either as an indirect result of the diversion of traded amalgam for other purposes or as a result of improper waste management practices or through cremation."[12]

Between 313 and 411 tons of dental mercury are consumed annually, making it one of the largest consumer uses of mercury in the world.[13] The demand for dental mercury is higher than the demand for almost all other mercury products – more than lighting (120-150 tons), measuring devices (300-350 tons), and electrical devices (170-210 tons).[14] As other mercury products are being phased out, amalgam is fast becoming the largest source of mercury pollution from products both in the US and globally.

The environmental risks posed by the release of mercury into the environment were addressed in a 2012 European Commission study on the potential for reducing mercury pollution. In the section titled, "Environmental aspects of dental amalgam use," the report states:

> There are also environmental risks, for example the disturbance of microbiological activity in soils and harm to wildlife populations. The effects of mercury releases on the integrity of the ecosystem are substantial. Various species – especially eagles, loons, kingfishers, ospreys, ibises, river otters, mink and others that rely on fish for a large part of their diet – have been observed to suffer adverse health and/or behavioural effects. Observed disorders such as effects on the muscles and nervous system, reduced or altered mating habits, ability to reproduce, raise offspring, catch food and avoid predators have been demonstrated to affect individual animal viability and overall population stability. [15]

Also in the 2011 WHO report[16] the issue of amalgam manufacturers is addressed. Under the heading "Manufacturers", the report states: "The dental industry must adapt to a future situation of lower use of dental amalgam and higher use of materials alternative to amalgam. Improving the quality and affordability of dental restorative materials are the social responsibilities of the dental industry. In order for dental care to be financially fair, prices on alternative materials must be reduced. It is a vital role of the dental manufacturers to ensure supply and distribution of materials for restorative dental care in all countries." (pages 36-37). While recommending the phase-down of amalgam, the WHO report explains that "Manufacturers have an important part to play in ensuring that the materials are readily accessible, easy to use and cost-effective." (page 20).

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[12] World Health Organization, FUTURE USE OF MATERIALS FOR DENTAL RESTORATION (2011), page 13. (accessible at http://www.who.int/oral_health/publications/dental_material_2011.pdf)

[13] United Nations Environmental Programme & Arctic Monitoring and Assessment Programme Report, "Technical Background Report to the Global Atmospheric Mercury Assessment," Arctic Monitoring and Assessment Programme / UNEP Chemicals Branch, 2008 page 20. (accessible at http://www.chem.unep.ch/mercury/Atmospheric_Emissions/Technical_background_report.pdf).

[14] UNEP, *Mercury-Containing Products Partnership Area Business Plan* (2011) (accessible at http://www.unep.org/hazardoussubstances/Mercury/InterimActivities/Partnerships/Products/tabid/3565/language/en-US/Default.aspx).

[15] European Commission, Study on the potential for reducing mercury pollution from dental amalgam and batteries," July 11, 2012 (accessible at http://ec.europa.eu/environment/chemicals/mercury/pdf/Final_report_11.07.12.pdf).

[16] World Health Organization, FUTURE USE OF MATERIALS FOR DENTAL RESTORATION (2011). (accessible at http://www.who.int/oral_health/publications/dental_material_2011.pdf)

On January 19, 2013, delegates representing more than 140 countries approved the text for a legally binding treaty on mercury, the Minamata Convention on Mercury.[17] The proposed treaty -- which is scheduled to be signed by high level government ministers at a ceremony in Minamata, Japan, in October 2013, [18] includes binding requirements for countries to phase down the use of dental amalgam. Specifically, the final text includes: item (ii) Setting national objectives aiming at minimizing its use; and item (ix) Promoting the use of best environmental practices in dental facilities to reduce releases of mercury and mercury compounds to water and land.[19] The United Nations Environment Programme (UNEP) News Centre article quotes Achim Steiner, UN Under-Secretary General and Executive Director of UNEP which convened the negotiations: "After complex and often all night sessions here in Geneva, nations have today laid the foundations for a global response to a pollutant whose notoriety has been recognized for well over a century." Environment ministers at the 2009 session of the UNEP Governing Council had decided to launch negotiations on mercury. The Geneva session, which approved the treaty, was the final and fifth negotiation.

Also on January 22, 2013 an article quoted Troy Williams, Chief Executive Officer, Australian Dental Industry Association (ADIA) indicated: "There was widespread acceptance that dental amalgam is a major source of mercury pollution, particularly in waterways. In this context, the dental industry is supportive of moves towards alternative restorative materials." [20]

The UNEP-WHO amalgam "phase down" project is being conducted in collaboration with the World Dental Federation) which believes the project to be a step in the right direction, described through the lens of industry.[21] The latest release from the FDI treaty representative reaffirms an earlier statement where they welcome amalgam phase down for environmental reasons.[22]

On January 23, 2013, the *International Dental Tribune* covered the treaty.[23] According to the article:

> The American Dental Association has announced that it is very satisfied with the results of the recent UN meeting on reducing and eliminating mercury release and exposure. The delegates agreed on binding requirements for countries to phase down

[17] http://www.unep.org/hazardoussubstances/Mercury/Negotiations/INC5/tabid/3471/Default.aspx
[18] Minamata Convention Agreed by Nations (accessible at http://www.unep.org/newscentre/Default.aspx?DocumentID=2702&ArticleID=9373&l=en)

[19] New UN treaty on mercury will require countries to reduce and eliminate most mercury uses, and phase down dental amalgam (accessible at: http://www.unep.org/hazardoussubstances/Mercury/Negotiations/INC5/tabid/3471/Default.aspx; summary of the discussions is available at: http://www.iisd.ca/mercury/inc5/))

[20] Australian Dental Industry Association (accessible at http://www.oralhealthgroup.com/news/un-convetion-confirms-phased-down-approach-for-dental- amalgam/1002002705/)
[21] UNEP-WHO Project (accessible at http://www.fdiworldental.org/fdi-at-work/programme-for-africa/unep-dental-amalgam-phase-do wn-project.aspx)
[22] British Dental Association, representing the FDI, the world dental trade association (accessible at http://www.dentistry.co.uk/news/dentists-welcome-%E2%80%98phase-down%E2%80%99-mercury-treaty)
[23] The International Dental Tribune (accessible at http://www.dental-tribune.com/articles/news/americas/11498_ada_welcomes_un_treaty_on_global_mercury_phasedown.html)

dental amalgam, among other resolutions.

"We also recognize that we do have a responsibility to the environment," Daniel M. Meyer, DDS, senior vice president for science/professional affairs at the American Dental Association, told *Medscape Medical News*. "The House of Delegates passed a resolution to work with the [Environmental Protection Agency] to establish appropriate regulations."[24]

In anticipation of this treaty, the issue of mercury pollution, including from dental amalgam fillings, received national coverage in *The New York Times* in December 2012.[25] The UN mercury treaty follows in line with actions already taken by a number of countries. Indeed, Japan and Finland have implemented measures to greatly reduce the production and use of dental amalgams containing mercury,[26] and Norway and Sweden have virtually phased out its use via legal restrictions and prohibitions .[27] In addition, a 2012 report for the European Commission (EC) recommended phasing out amalgam in five years.[28]

The subject matter has a clear nexus to the Company.

The Company is one of the few US companies that produces dental amalgam. Its decisions regarding whether to produce, or reduce, dental amalgam will have an significant impact on the flow of dental amalgam into the environment throughout the US for years to come. As of 2010, DENTSPLY was the second largest user of mercury for dental amalgam in the US. [29]

As a recent report explained: "The business of developing and marketing mercuryfree filling materials is high-tech, innovative, and spread among many more companies than the handful that market amalgam. Any move that further encourages mercury-free materials will also encourage investment, R&D, marketing and related commercial activities – not to mention increased exports – well beyond any that might take place among the staid amalgam producers. The overall benefits in this case, including increased competition and a steadily decreasing price for the product, are difficult to calculate with any precision, but they are clearly significant."[30]

As demonstrated by the recent Staff decision in *AT&T* (February 7, 2013) and many other cases cited above, the fact that a company does not do business at the point at which materials are released to the environment does not prevent a nexus from applying. In the

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[24] American Dental Association re Environmental Protection Agency (accessible at http://www.medscape.com/viewarticle/778273

[25] "If Mercury Pollution Knows No Borders, Neither Can Its Solution," Kate Galbraith, *New York Times*, December 12, 2012 (http://www.nytimes.com/2012/12/13/business/energy-environment/if-mercury-pollution-knows-no-borders-neither-can-its-solution.html?_r=0)

[26] United Nations Environmental Programme & Arctic Monitoring and Assessment Programme Report, "Technical Background Report to the Global Atmospheric Mercury Assessment," page 10. (accessible at http://www.chem.unep.ch/mercury/Atmospheric_Emissions/Technical_background_report.pdf).

[27] Reuters, "Dental Mercury Use Banned in Norway, Sweden and Denmark because Composites are Adequate . . .," January 3, 2008 (http://www.reuters.com/article/2008/01/03/idUS108558+03-Jan-2008+PRN20080103).

[28] European Commission, Study on the potential for reducing mercury pollution from dental amalgam and batteries," July 11, 2012 (accessible at http://ec.europa.eu/environment/chemicals/mercury/pdf/Final_report_11.07.12.pdf).

[29] IMERC NEWMOA Mercury Added Products Database, Dental Amalgam. http://imerc.newmoa.org

[30] Concorde East/West, The Real Cost of Dental Mercury (2012), http://www.toxicteeth.org/CMSTemplates/ToxicTeeth/pdf/The-Real-Cost-of-Dental-Mercury-final.aspx

AT&T example, the proposal asked the Company to report on its methods of ensuring that batteries used in its data centers and cell phone towers are not polluting the environment at the point of production or disposal. The Company had argued that what happened at those upstream and downstream locations in the supply chain did not have a nexus to the Company. The Proponent argued that the Company was well situated to address the issue of the environmental impacts of its activities, because of the volume of its usage of the batteries. The Staff found that the Proposal was not excludable under the ordinary business exclusion.

Similarly, in the present instance, the Company is very well situated to lead the way toward less mercury bearing dental restorative materials eventually polluting the environment. If it were to declare that it intends to establish a timeline to phase down dental amalgam, it would help lead the industry toward less polluting options for fillings and be recognized for its leadership in reducing mercury pollution, both in the US and globally.

2. The Proposal is neither misleading nor vague.

The Company asserts that the Proposal is misleading and vague and therefore excludable pursuant to Rule 14a-8(i)(3).

The quotes from the WHO report are accurate and not misleading.

Despite different interpretations of the 2011 WHO report, the Company has not demonstrated that the Proposal contains anything that is materially misleading within the meaning of Rule 14a-9 or Rule 14a-8(i)(3). Instead, the Company has merely documented that the report is subject to different interpretations by different readers. The Proponent has cited different parts of the report than the Company might do in an opposition statement.

The Company asserts that the statements in the Proposal are taken out of context and misrepresent the WHO report.

DENTSPLY first claims that the WHO report does not say that amalgam poses a serious environmental health problem. The WHO report described the serious environmental health implications caused by dental amalgam in detail: "When released from dental amalgam use into the environment through these pathways, mercury is transported globally and deposited. Mercury releases may then enter the human food chain especially via fish consumption."[31] The seriousness of the environmental health threat of fish contaminated by mercury, especially when consumed by children and pregnant women, is beyond controversy.[32] Furthermore, the WHO report clearly states that from "an environmental health perspective it is desirable that the use of dental amalgam is reduced."[33]

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31 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. 13.

32 For example, see EPA (2010), http://yosemite.epa.gov/opa/admpress.nsf/6c6c66185525a9efb852573590031b69d/a640db2cbad201cd852577ab00634848!OpenDocument (stating that once dental amalgam is in the environment, "certain microorganisms can change elemental mercury into methylmercury, a highly toxic form that builds up in fish, shellfish and animals that eat fish. Fish and shellfish are the main sources of methylmercury exposure to humans. Methylmercury can damage children's developing brains and nervous systems even before they are born.")

33 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. 27.

Secondly, DENTSPLY claims that the Proposal incorrectly implies that the WHO report states that amalgam releases a significant amount of mercury into the environment. In fact, the proposal is quoting the WHO report almost word for word. The WHO report reads: "A significant amount of mercury is estimated to be released to the environment from the use of dental amalgam either as an indirect result of the diversion of traded amalgam for other purposes or as a result of improper waste management practices or through cremation."[34] The specific pathways that were named in the proposal were among the major pathways named by WHO in Table 3:[35]

Table 3. Major pathways of mercury due to use of dental amalgam every year

Main releases/pathways	Mercury (metric tonnes/year)
Atmosphere	50 – 70
Surface water	35 – 45
Groundwater	20 – 25
Soil	75 – 100
Recycling of dental amalgam	40 – 50
Sequestered, secure disposal	40 – 50
Total	260 – 340

Source: UNEP

DENTSPLY claims that the Proposal says the WHO Report recommended a phase-out of dental amalgam. In fact, the proposal claimed no such thing. Furthermore, in its January 18th 2013 no action request letter the Company claims, "the WHO Report **expressly rejects** any 'phase out' or 'ban' of dental amalgam products" (no action request letter, page 8. emphasis added). In fact, the report's language does not do so. While it is true that the WHO does not argue for a phase out or ban of dental amalgam, the report makes a number of statements in supporting the reduction of dental amalgam use: "It may be prudent to consider 'phasing down' instead of 'phasing out' of dental amalgam at this stage. A multi-pronged approach with short-, medium- and longterm strategies should be considered,"[36] and "Best Management Practices would need to be adapted accordingly and a phase down programme for amalgam should be instituted. Availability of alternative restorative materials . . . must be encouraged."[37]

The WHO report does explain that alternatives to amalgam are desirable: "In an environmental health perspective it is desirable that the use of dental amalgam is reduced.... Meanwhile, for many reasons restorative materials alternative to dental

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34 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. 13.
35 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. 15.
36 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. vi.
37 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. 31.

amalgam are desirable."[38] The back cover of the report even repeats that alternatives are desirable: "In the past decades, the recognition of the environmental implications of mercury has increased and alternatives to dental amalgam are desirable. The World Health Organization and the United Nations Environment Programme have strengthened the work for reduction of the mercury releases and usage."[39]

The report goes on to explain more specifically the role of public health authorities (like national health agencies): "Health authorities can play an active role in advocacy for use of dental materials alternative to amalgam when indicated from a professional point of view. Directives can be set up for provision of dental care incorporating concerns for oral health and the environment."[40]

Similarly, the report specifically explains the role of funding agencies (which can also include health agencies): "Funding agencies should take the initiative and encourage the replacement of amalgam as the material of choice for posterior teeth with adhesive systems."[41]

The WHO report does say WHO will facilitate the work for a switch in the use of dental materials: "WHO will facilitate the work for a switch in use of dental materials through consultations with important stakeholders, dental manufacturers, and third-party payers."[42]

The Company claims that the Proposal misleadingly implies that cost is the sole relevant factor in switching to alternatives dental amalgam. Quite to the contrary, the proposal mentions the issue of costs, but makes no such implication about other factors that may play into adoption of the alternatives. Certainly, the Company would be free to argue in its opposition statement that it is not ready to eliminate dental amalgam because of circumstances in which the product may be a superior dental solution.

However, the Company's interpretation of the Proposal as focusing on costs as one factor does not make this proposal misleading. For example, DENTSPLY cites the WHO report as saying that the alternatives are not ideal, but neglects to mention that the report also says "recent data suggest that RBC's [composites] perform equally well" compared to amalgam on longevity.[43] Indeed, the WHO Report states that amalgams are known to last 12 years on average and that composite resins have been reported to last 12-15 years.[44]

The WHO report also states, "Mercury is one of the ten chemicals of major public health concern that WHO prioritizes. Dental amalgam is a significant source of exposure."[45] The "WHO plays an important role in global coordination of the work for phasing-down the use of dental amalgam and the introduction of quality alternative materials for restorative dental

38 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, pp. 27, 34.
39 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, back cover.
40 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. 36.
41 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. 16.
42 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. 37.
43 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. 11.
44 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. 18.
45 World Health Organization, Future Use of Materials for Dental Restoration (2011), http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. 25.

care."[46] The concern of the World Health Organization related to mercury pollution from dental amalgam is clear and well documented.

The Proposal excerpts the WHO report accurately and not misleadingly within the context of the entire report, and is thus neither materially false nor misleading within the meaning of Rule 14a-8(i)(3). The excerpts included by the Proponent do not give a misleading impression of the WHO report, but rather highlight the portions that support global policy goal agreed to by 140 countries in January 2013 that dental amalgam should be reduced in usage. Further, the Company can easily quote from the same report in its opposition statement if it wishes to provide different context or interpretation, or describe the various dental circumstances in which it believes dental amalgam may be a superior choice to the alternatives.

Such a dispute is not a sufficient basis for the Proposal to be determined excludable. In Staff Legal Bulletin 14B, the Staff explained that it will **not** allow exclusion of proposals or supporting statements in reliance on Rule 14a-8(i)(3) when there is a difference of interpretation of facts, including in the following circumstances:

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers...[47]

By contrast, this is not an instance where the company has met the threshold described in the Staff Legal Bulletin of demonstrating "objectively that a factual statement is materially false or misleading." Nor does the company's differing interpretation of the report qualify as the basis for exclusion under any of the other circumstances described in the Staff Legal Bulletin.[48]

The Proposal is not vague.

In addition, the Company asserts that the Proposal is "inherently vague and indefinite" such that the stockholders or company would not be able to discern what was voted on and what would be required. The Company asserts that the Proposal "purports to require only a report issued by the Company's Board "summarizing DENTSPLY's policies and plans for reducing impacts on the environment by phasing out mercury from DENTSPLY products." Yet, the Company says, that the supporting statement and whereas clauses require certain goals be set

46 World Health Organization, Future Use of Materials for Dental Restoration (2011). http://www.who.int/oral_health/publications/dental_material_2011.pdf, p. 37.

47 http://www.sec.gov/interps/legal/cfslb14b.htm

48 Staff Legal Bulletin 14B states that proposals may be excluded under Rule 14a-8(i)(3) if they fall into one of the following categories:

statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

the company demonstrates objectively that a factual statement is materially false or misleading;

the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and

substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

by the Company, make projections and take measures to reduce unspecified costs of alternatives to dental amalgam.

The company makes the remarkable assertion that the term "costs" is not defined. If ever there were a term that is self-defining and apparent to both the company and its shareholders the term "costs" is certainly one such term.

Further, the Company asserts that because the supporting statement asks for more information to be included in the report than the resolve clause this makes the Proposal "internally inconsistent." Quite to the contrary of that assertion, this proposal is in the same format as hundreds of similar proposals that request a report in the resolved clause, and then provide additional clarification in a supporting statement as to the types of information the Proponent expects the company will include in the requested report.

There is nothing internally inconsistent about requesting a report on the Company's policies and plans, and providing more specification in the supporting statement with regard to the types of information sought by the proponents (goals for reducing the use of the materials in question, projected reductions, dates, and strategies for reducing costs of alternatives). Indeed, without such clarifications of the scope of a report, a proposal may be found excludable due to vagueness. So indeed, these clarifications are arguably needed in order to ***prevent*** vagueness. Certainly they do not cause it.

Even if the Company deems the requests of the supporting statement to be "inconsistent" with the request of the resolve, neither shareholders nor the Company would be confused about what kind of report is requested, since the elements of the report are delineated by the combination of the resolved cause and supporting statement.

We believe the proposal is not excludable under Rule 14a-8(i)(3). However, if the Staff were to find any validity to any of the Company's arguments regarding misleading information, the Proponents would be willing to modify or delete segments to address any concerns.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(5), Rule 14a-8(i)(7) and Rule 14a-8(i)(3). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Marlee S. Myers, Morgan Lewis & Bockius LLP
Kathleen Coll, Catholic Health East
Valerie Heinonen, Dominican Sisters of Hope
Catherine M. Rowan, Trinity Health

APPENDIX A
PROPOSAL

Whereas:
Dental amalgam is composed of approximately 50% mercury, a reproductive and neurological toxicant. Mercury is a concern when it enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation.[1] Mercury can be transformed into methylmercury, which bioaccumulates and can adversely affect the nervous system of those who consume fish.[2]

At the 25th session of the Governing Council of the UN Environment Programme in 2009, more than 120 nations agreed to work toward legally binding measures to control mercury pollution and created an Intergovernmental Negotiating Committee (INC). Since then four INCs have been held in: Sweden, Japan, Kenya and Uruguay.[3]

In 2011, the World Health Organization released an expert group report[4], which stated that amalgam poses a serious environmental health problem because it releases a "significant amount of mercury" into the environment, including atmosphere, surface water, groundwater, and soil. It affirmed: "When released from dental amalgam use into the environment through these pathways, mercury is transported globally and deposited. Mercury releases may then enter the human food chain especially via fish consumption."

The WHO report recommends "a switch in use of dental materials"[4] away from amalgam, explaining "for many reasons restorative materials alternative to dental amalgam are desirable" and commits itself, urging all health agencies to join them, to "work for reduction of mercury and the development of a healthy environment." To accomplish this goal, "WHO will facilitate the work for a switch in use of dental materials."

DENTSPLY reports quantities of mercury contained in products sold in the U.S. Product manufacturers submit such information in compliance with 8 state laws in effect since January 2001. Statistics appear to indicate that DENTSPLY reported an increase of almost three times in total quantity of mercury used for dental amalgams between 2007 and 2010. [IMERC NEWMOA Mercury Added Products Database, Dental Amalgam, accessed 12-7-2012: (2007) 3,391,558 grams; (2010) 9,534,892 grams)[5]

RESOLVED: Shareholders request that the Board of Directors issue a report, produced at reasonable cost and excluding proprietary information, by October 31, 2013 summarizing DENTSPLY's policies and plans for reducing impacts on the environment by phasing out mercury from DENTSPLY products.

Supporting Statement

Shareholders believe such report should include DENTSPLY's: (i) goals for reduction in its production of dental amalgam and associated reductions in mercury use; (ii) annual production and sales on usage of mercury in amalgam globally for the prior year; (iii) projected reduction in usage of mercury for each of the next four years; (iv) by what date, if any, DENTSPLY projects it will cease production of amalgam and (v) what DENTSPLY is doing to reduce costs of alternatives to dental amalgams.

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[1] http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf
[2] www.epa.gov/ost/criteria/methylmercury/factsheet.html
[3] http://www.unep.org/hazardoussubstances/Mercury/Negotiations/tabid/3320/Default.aspx
[4] http://www.who.int/oral_health/publications/dental_material_2011.pdf
[5] http://newmoa.org/prevention/mercury/imerc/notification/browsecompany.cfm?pid=92

Morgan, Lewis & Bockius LLP
One Oxford Centre
Thirty-Second Floor
Pittsburgh, PA 15219-6401
Tel: 412.560.3300
Fax: 412.560.7001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Marlee S. Myers
Partner
412.560.3310
msmyers@morganlewis.com

January 18, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: DENTSPLY International Inc.: Omission of Stockholder Proposal

Ladies and Gentlemen:

I am writing on behalf of DENTSPLY International Inc. (the "Company") to inform you that the Company intends to omit from its proxy solicitation materials for its 2013 annual meeting of stockholders a stockholder proposal (the "Proposal") submitted by Catholic Health East, along with Trinity Health and the Dominican Sisters of Hope as co-filers (collectively, the "Proponents"). Copies of the Proposal and accompanying materials are attached hereto as Exhibit A.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter is being filed with the Securities and Exchange Commission (the "Commission") more than 80 calendar days before the date upon which the Company expects to file its definitive proxy solicitation materials for its 2013 annual meeting of stockholders. We respectfully request that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2013 proxy materials.

We are sending a copy of this letter to each of the Proponents and their designated joint contact person, Sr. Kathleen Coll, as formal notice of the Company's intention to omit the Proposal from its 2013 proxy materials.

The Proposal reads in its entirety as follows:

Whereas:

Dental amalgam is composed of approximately 50% mercury, a reproductive and neurological toxicant. Mercury is a concern when it enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation.[1] Mercury can be transformed into methylmercury, which bioaccumulates and can adversely affect the nervous system of those who consume fish.[2]

At the 25th session of the Governing Council of the UN Environment Programme in 2009, more than 120 nations agreed to work toward legally binding measures to control mercury pollution and created an Intergovernmental Negotiating Committee (INC). Since then four INCs have been held in: Sweden, Japan, Kenya and Uruguay.[3]

In 2011, the World Health Organization released an expert group report,[4] which stated that amalgam poses a serious environmental health problem because it releases a "significant amount of mercury" into the environment, including atmosphere, surface water, groundwater, and soil. It affirmed: "When released from dental amalgam use into the environment through these pathways, mercury is transported globally and deposited. Mercury releases may then enter the human food chain especially via fish consumption."

The WHO report recommends "a switch in use of dental materials" away from amalgam, explaining "for many reasons restorative materials alternative to dental amalgam are desirable" and commits itself, urging all health agencies to join them, to "work for reduction of mercury and the development of a healthy environment." To accomplish this goal, "WHO will facilitate the work for a switch in use of dental materials."

---

[1] http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf
[2] www.epa.gov/ost/criteria/methylmercury/factsheet.html
[3] http://www.unep.org/hazardoussubstances/Mercury/Negotiations/tabid/3320/Default.aspx
[4] http://www.who.int/oral_health/publications/dental_material_2011.pdf

> DENTSPLY reports quantities of mercury contained in products sold in the U.S. Product manufacturers submit such information in compliance with 8 state laws in effect since January 2001. Statistics appear to indicate that DENTSPLY reported an increase of almost three times in total quantity of mercury used for dental amalgams between 2007 and 2010. [IMERC NEWMOA Mercury Added Products Database, Dental Amalgam, accessed 12-7-2012: (2007) 3,391,558 grams; (2010) 3,753,000* grams)[5]
>
> **RESOLVED:** Shareholders request that the Board of Directors issue a report, produced at reasonable cost and excluding proprietary information, by October 31, 2013 summarizing DENTPLY's policies and plans for reducing impacts on the environment by phasing out mercury from DENTSPLY products.
>
> **Supporting Statement**
>
> Shareholders believe such report should include DENTPLY's: (i) goals for reduction in its production of dental amalgam and associated reductions in mercury use; (ii) annual production and sales on usage of mercury in amalgam globally for the prior year; (iii) projected reduction in usage of mercury for each of the next four years; (iv) by what date, if any, DENTSPLY projects it will cease production of amalgam and (v) what DENTSPLY is doing to reduce costs of alternatives to dental amalgams.

The Company submits that the Proposal is excludable from its 2013 proxy materials pursuant to Rules 14a-8(i)(5), (i)(7), and (i)(3) of the Exchange Act.

I. The Proposal Is Not Relevant to the Company's Business.

Rule 14a-8(i)(5) permits the omission of a stockholder proposal that relates to a company's operations that account for less than 5% of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year, and (iii) gross sales for the most recent fiscal year, and that is not "otherwise significantly related to the company's business." For the fiscal year ended December 31, 2012, the Company's operations involving the production and sale of dental amalgam were well below 5% of the Company's total assets, net earnings, and gross sales.

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[5] http://newmoa.org/prevention/mercury/imerc/notification/browsecompany.cfm?pid=92

*The original Proposal contained incorrect data relating to the 2010 IMERC grams based on publicly available information that was incorrect. Pursuant to a letter to the Commission dated January 11, 2013, Proponents have subsequently requested the correction of the 2010 IMERC grams. The number represented here reflects the Proposal as it has been requested to be corrected by the Proponents. The Proposal as originally submitted by the Proponents and the letter from the Proponents requesting the correction is attached hereto as Exhibit A. The Company assumes that the Proposal will be further corrected to delete the incorrect sentence referencing an increase of almost three times in the total quantity of mercury used by the Company between 2007 and 2010. The actual increase was approximately 10%.

The Staff has, in various cases, permitted companies to exclude stockholder proposals unrelated to their operations pursuant to Rule 14a-8(i)(5).[6] The Company's business is the design, manufacture, development and distribution of a broad range of professional dental products, which activities are unrelated to the release of mercury into the environment. The Proposal is concerned with the "uncontrolled release" of mercury into the environment. As stated in the World Health Organization ("WHO") 2011 report (the "WHO Report") cited in the Proposal, a complete copy of which is attached as Exhibit B, such uncontrolled releases of mercury are the "indirect result of the diversion of traded amalgam for other purposes or as a result of improper waste management practices or through cremation," none of which is relevant to the Company's business. While a small portion of the Company's business involves the production of amalgam, which includes mercury as a component, none of the Company's business includes the diversion of traded amalgam or improper waste management practices or cremation.

Although the Commission has taken the position that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business,"[7] the policy must be more than ethically or socially "significant in the abstract" – it must have a "meaningful relationship to the business" of the company itself. Exchange Act Release No. 19135 (Oct. 14, 1982); *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 & n. 16 (D.D.C. 1985). Additionally, the Staff has repeatedly determined that the presence of mercury and other substances as a component of a company's products does not rise to the level of a significant policy issue such that stockholder proposals are not excludable.[8] The Proposal

[6] *See, e.g., Arch Coal Inc.* (Jan. 19, 2007) (permitting exclusion of a proposal that the company report on the steps it will take to reduce carbon dioxide and other emissions from its power plants where the company represented that it does not have any power plants); *Proctor & Gamble Co.* (Aug. 11, 2003) (permitting exclusion of a proposal about embryonic stem cell research where the company represented that it did not conduct human embryonic stem cell research); *Eli Lilly and Company* (Feb. 2, 2000) (permitting exclusion of a proposal requesting that the company "assist the exposing of the heinous act of obtaining human fetuses for research" and "provide the wherewithal to enable the entire [pharmaceutical] industry to refocus," where the company represented that it does not obtain human fetuses for research); *La Jolla Pharmaceutical Company* (Feb. 18, 1997) (permitting exclusion of a proposal that the company "refrain from using any fetal tissue or human body parts obtained from any initially aborted unborn children" because the company represented that it did not use any such tissues or body parts).

[7] *See, e.g., Merck & Co., Inc.* (Jan. 4, 2005) (ban on acquisition and distribution of gifts obtained from the People's Republic of China); *Hewlett-Packard Company* (Jan. 7, 2003) (Israeli operations and land held in Israel); *Lucent Technologies Inc.* (Nov. 21, 2000) (forgiveness/refund of lease payments relating to obsolete telephone equipment); *J.P. Morgan & Co., Inc.* (Feb. 5, 1999) (discontinuance of banking services with Swiss entities until claims relating to the Holocaust are resolved); *American Stores Co.* (Mar. 25, 1994) (sale of tobacco products by a leading food and drug retailer); *Kmart Corp.* (Mar. 11, 1994) (sale of firearms in retail department stores).

[8] *See The Home Depot* (Mar. 4, 2009) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and other toxins in its private label n:vision brand products). *See also Procter & Gamble Co.* (July 15, 2009) (proposal recommending that the company cease making cat-kibble given the proponent's concern about feline health held to be ordinary business under Rule 14a-8(i)(7)); *Rite Aid Corporation* (Mar. 26, 2009) (proposal seeking a report on how the company is responding to pressures to halt sales of tobacco held to be ordinary business under Rule 14a-8(i)(7)); *Coca Cola Co.* (Jan. 22, 2007) (proposal to stop "caffeinating" certain products and to label caffeinated products held to be ordinary business under Rule 14a-8(i)(7)); *Seaboard Corp.* (Mar. 3, 2003) (proposal requesting that the board review the company's policies regarding the use of antibiotics in its hog production facilities

does not have a meaningful relationship to the Company's business and thus the Proposal should be omitted from the Company's 2013 proxy materials on the basis of Rule 14a-8(i)(5) of the Exchange Act.

II. The Proposal Deals with Ordinary Business Matters.

Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The Commission has stressed that the underlying policy rationale of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release went on to identify two "central considerations" underlying the Rule 14a-8(i)(7) ordinary business operations exclusion. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and second that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Staff has in numerous instances concurred in the omission of stockholder proposals relating to the issuance of board of directors' reports under Rule 14a-8(i)(7) if the underlying subject matter of the requested reports related to ordinary business operations. *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983); *Johnson Controls, Inc.* (Oct. 26, 1999).[9] Additionally, the Staff has granted numerous no-action requests pursuant to Rule 14a-8(i)(7) in a variety of situations involving management decisions regarding a company's product research, development, content, and offerings similar to those implicated by the Proposal.[10]

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excludable as involving the company's ordinary business under Rule 14a-8(i)(7)); *H.J. Heinz Co.* (June 2, 1999) (proposal to cease using a certain food coloring excludable as ordinary business under Rule 14a-8(i)(7)).

[9] *See, e.g., NetApp, Inc.* (May 10, 2012) (permitting exclusion of a proposal requesting an audit committee report on audit firm independence where the report would have included information regarding management of the audit firm engagement); *Exxon Mobil Corp.* (Mar. 6, 2012) (permitting exclusion of a proposal requesting a board report on risks to the company's finances and operations as a result of environmental, social, and economic challenges associated with oil sands); *UnitedHealth Group Incorporated* (Mar. 16, 2011) (permitting exclusion of a proposal requesting a board report on the company's response to "pressures to ensure affordable health care coverage and measures the company is taking to contain price increases in health insurance premiums"); *The Coca-Cola Company* (Feb. 17, 2010; recon. denied Mar. 3, 2010) (permitting exclusion of a proposal requesting a board report evaluating new or expanded options to enhance the transparency of information to consumers of bottled beverages produced by the company above and beyond any requirements of law or regulation); *Campbell Soup Company* (Aug. 21, 2009) (permitting exclusion of a proposal requesting a board report on how the company advertises its products); *Union Pacific Corp.* (Feb. 25, 2008) (permitting exclusion of a proposal that the company disclose efforts made to protect its operations from terrorist attacks and other homeland security incidents); *Best Buy Co., Inc.* (Mar. 21, 2008) (permitting exclusion of a proposal requesting a board report on sustainable paper purchasing policies); *Ford Motor Co.* (Mar. 7, 2005) (permitting exclusion of a proposal requesting a board report on, among other things, the environmental effects of carbon dioxide produced by the company's products).

[10] *See, e.g., PepsiCo, Inc.* (Feb. 28, 2012) (permitting the exclusion of a proposal that the company not use the remains of aborted fetuses in research and development because "[p]roposals concerning product research, development, and testing are generally excludable under Rule 14a-8(i)(7)"); *Dillard's, Inc.* (Feb. 27, 2012) (permitting the exclusion of a proposal to develop a plan to phase out the sale of fur from raccoon dogs because the

The Proposal seeks a report from the Company's Board of Directors relating to aspects of the Company's production processes. It specifically requests information regarding the Company's efforts to "reduce," "phase out," and "cease" production of dental amalgam, as well as the Company's efforts to "reduce [the] costs" of alternative products. In seeking such a report, the Proposal, in essence, aims to dictate both the content of the Company's products and what products the Company makes and distributes, which are inherently ordinary day-to-day business matters. Thus, it involves the Company's stockholders in tasks that are fundamental to management's ability to run the Company on a day-to-day basis. Such tasks cannot, as a practical matter, be subject to direct stockholder oversight. The Proposal also seeks to micro-manage the Company by probing into matters of a complex nature upon which stockholders, as a group, are not in a position to make an informed judgment. The Company's decisions regarding the components of its products and the manner and costs of producing such products are fundamental to management's ability to run the Company on a day-to-day basis, and are too complex – given the consideration of issues such as cost, quality, and market acceptance – for stockholder oversight. Additionally, the unspecified "alternatives" that the Proposal seeks to have the Company report upon may encompass potential new products, involving stockholders in matters such as research, development, production, and commercial introduction of new product offerings. Moreover, the "cost" of alternative products may not be within the Company's knowledge or control, because manufacturers such as the Company do not determine the prices that distributors of professional dental products charge for such products.

Although proposals focusing on significant social policy issues are generally not excludable pursuant to Rule 14a-8(i)(7), not every social policy concern rises to the level of

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proposal related to products offered for sale by the company); *General Mills, Inc.* (July 2, 2010) (permitting the exclusion of a proposal to limit the use of salt and other sodium compounds in the company's food products because "the selection of ingredients" in a company's products is a matter of ordinary business operations); *The Home Depot, Inc.* (Mar. 12, 2010) (permitting exclusion of a proposal encouraging the company to label all animal glue traps sold in its stores with a warning because "the proposal relate[d] to the manner in which [the company] sells particular products"); *The Procter & Gamble Company* (July 15, 2009) (permitting exclusion of a proposal that the company "cease making cat-kibble" because the proposal related to the company's "ordinary business operations (i.e., sale of a particular product)"); *The Home Depot, Inc.* (Mar. 4, 2009) (permitting exclusion of a proposal requesting a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and other toxins in its private label brand products); *Wal-Mart Stores, Inc.* (Mar. 11, 2008) (permitting exclusion of a proposal requesting a report on the company's policies on nanomaterial product safety); *Family Dollar Stores, Inc.* (Nov. 20, 2007) (permitting exclusion of a proposal requesting a report evaluating the company's policies and procedures for minimizing customer exposure to toxic substances and hazardous components in its marketed products); *The Coca Cola Co.* (Jan. 22, 2007) (proposal to stop "caffeinating" certain products and to label caffeinated products); *Walgreen Co.* (Oct. 13, 2006) (permitting exclusion of a proposal requesting a report that would characterize the levels of dangerous chemicals in the company's products and describe options for new ways to improve the safety of those products); *Applied Digital Solutions, Inc.* (Apr. 25, 2006) (permitting exclusion of a proposal requesting a report on the harm the continued sale of RFID chips as a component of patient identification devices could inflict on patients' privacy, personal safety, and security as relating to the company's "ordinary business operations (i.e., product development)"); *Pfizer Inc.* (Jan. 23, 2006) (permitting exclusion of a proposal requesting a report on the effects of certain medications because the proposal related to "product research, development and testing"); *Wal-Mart Stores, Inc.* (Mar. 24, 2006) (permitting exclusion of a proposal seeking a report on the company's policies and procedures for minimizing customer exposure to toxic substances in products).

significance required for application of this exception. The Commission stated in the 1998 Release that only proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable" from a company's proxy materials under Rule 14a-8(i)(7) as relating to ordinary business matters. The rationale for this position is that such "proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

As discussed above, the Proposal does not raise a significant policy issue that might render the Rule 14a-8(i)(7) exclusion unavailable. Importantly, the Staff has previously stated that the sale of products containing mercury and other substances does not raise a significant policy issue. *See The Home Depot, Inc.* (Mar. 4, 2009). Finally, the Staff has permitted exclusion pursuant to Rule 14a-8(i)(7) of stockholder proposals that either do not raise a significant social policy issue, or that do so only incidentally, but do not focus directly on the significant social policy issue involved in the company's products. *See, e.g., Dillard's, Inc.* (Feb. 27, 2012); *UnitedHealth Group Incorporated* (Mar. 16, 2011); *The Coca-Cola Company* (Feb. 17, 2010; recon. denied Mar. 3, 2010); *Wal-Mart Stores, Inc.* (Mar. 24, 2006); *Union Pacific Corp.* (Feb. 25, 2008); *Ford Motor Co.* (Mar. 7, 2005).

The Proposal's focus is on the release of mercury into the environment. The Company's business, as explained above, is essentially unrelated to the release of mercury into the environment. Therefore, the Proposal does not raise a significant public policy issue involved in the Company's products, and should be omitted from the Company's 2013 proxy materials pursuant to Rule 14a-8(i)(7).

III. The Proposal Is Materially False, Misleading and Vague.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a stockholder proposal if the proposal, including its supporting statement, is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB No. 14B"), the Staff stated that exclusion of all or part of the stockholder proposal may be appropriate under Rule 14a-8(i)(3) where "the company demonstrates objectively that a factual statement is materially false or misleading." Additionally, the Staff has permitted exclusion pursuant to Rule 14a-8(i)(3) of the entire stockholder proposal where the proposal contained crucial factual statements that were materially false or misleading.[11] As discussed below, the Proposal is materially false and misleading for several independent reasons.

[11] *See, e.g., Allstate Corp.* (Feb. 16, 2009) (permitting exclusion of a proposal that misstated the director independence standard of the Council of Institutional Investors); *General Electric Co.* (Jan. 6, 2009) (permitting exclusion of a proposal that inaccurately described the company's director election voting standard); *Entergy Corporation* (Feb. 14, 2007) (permitting exclusion of a proposal that incorrectly referred to a non-existent compensation committee report); *State Street Corporation* (Mar. 1, 2005); recon. denied (permitting exclusion of a proposal that referenced a state statute that was not applicable to the company; (March 9, 2005); recon. denied.

A. Purported Statements, Recommendations and Partial Quotations Taken from the WHO Report Are Materially False and Misleading

Through partial quotations taken out of context, the Proposal misrepresents crucial purported "statements" and "recommendations" from the WHO Report, including the following misrepresentations:

- "[The WHO Report] stated that amalgam poses a serious environmental health problem…." No such statement appears in the WHO Report. While the WHO Report does say that mercury (not amalgam) is highly toxic and harmful to health, and cites its use, among other uses, in dental amalgam fillings, it goes on to say that "while alternative dental restorative materials are desirable from an environmental health perspective, a progressive move away from dental amalgam would be dependent on adequate quality of these [alternative] materials."

- The Proposal implies that the WHO Report states that amalgam releases a significant amount of mercury into the environment. In actuality, the WHO Report focuses on the release of mercury, not from the production of amalgam, but "from the use of dental amalgam either as an indirect result of the diversion of traded amalgam for other purposes or as a result of improper waste management practices or through cremation," neither of which is an act in which the Company engages.

- The Proponents claim that the WHO Report recommends a phase-out of dental amalgam. In fact, the WHO Report expressly rejects any "phase out" or "ban" of dental amalgam products, and includes the explicit statement that "[i]mplications for oral health are considerable if amalgam were to be banned."

- The Proposal implies that cost is the sole factor relevant to the replacement of amalgam by alternative products. In fact, the WHO Report states that cost is only one of the many factors bearing on the choice among alternatives to dental amalgam. The WHO Report states that "[e]xisting alternative dental materials are not ideal due to limitations in durability, fracture resistance, and wear resistance."

Because the Proposal repeatedly misrepresents the purported "statements" and "recommendations" in the WHO Report, and because it consistently takes quotations out of context from the WHO Report, the entire Proposal is materially false and misleading within the meaning of Rule 14a-8(i)(3).

B. Materially False and Misleading – Inherently Vague and Indefinite

The Staff has further stated that a stockholder proposal will be excludable pursuant to Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the

Morgan Lewis
COUNSELORS AT LAW

proposal and the supporting statement, when read together, have the same result." SLB No. 14B. *See Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"). Further, the Staff has previously permitted the exclusion of stockholder proposals under Rule 14a-8(i)(3) where the proposals contained incorrect factual statements, failed to define key words, were internally inconsistent, or used terms or standards that "would be subject to differing interpretations."[12]

The resolution included in the Proposal purports to require only a report issued by the Company's Board "summarizing DENTSPLY's policies and plans for reducing impacts on the environment by phasing out mercury from DENTSPLY products." However, the explicit language of the "Supporting Statement" and "Whereas" clauses require, among other things, that certain goals be set by the Company, that the Company make certain projections, and that it take measures to reduce unspecified costs of alternatives to dental amalgam. Key words such as "costs" are undefined, and the Proposal is internally inconsistent.

Thus, it is not possible for stockholders and the Company's Board of Directors to understand precisely what the Proposal would entail, and the Proposal is excludable under Rule 14a-8(i)(3) for the reason that it is inherently vague and indefinite.

Accordingly, the Company submits that the Proposal is excludable for each of the independent reasons described above pursuant to Rules 14a-8(i)(5), (i)(7), and (i)(3). The Company respectfully requests that the Staff concur that the Proposal may be excluded from the Company's 2013 proxy materials.

Pursuant to Staff Legal Bulletin No. 14F (October 18, 2011), in order to facilitate

---

[12] *Fuqua Industries, Inc.* (Mar. 12, 1991). *See, e.g., General Electric Company* (Jan. 21, 2011) (proposal requesting that compensation committee make specified changes to senior executive compensation was vague and indefinite); *Motorola, Inc.* (Jan. 12, 2011) (proposal asking the compensation committee to take all reasonable steps to adopt a prescribed stock retention policy for executives did not sufficiently explain the meaning of "executive pay rights"); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal regarding compensation for senior executives because the proposal did not adequately define criteria for calculating incentive compensation); *Berkshire Hathaway Inc.* (Mar. 2, 2007) (permitting exclusion of a proposal restricting the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose the extent to which the proposal would operate to bar investment in all foreign corporations); *Prudential Financial, Inc.* (Feb. 16, 2006) (proposal urging the board to "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations); *Wendy's International, Inc.* (Feb. 24, 2006) (permitting exclusion of a proposal seeking interim reports to shareholders regarding progress toward "accelerating development" of controlled-atmosphere killing); *Wal-Mart Stores, Inc.* (Apr. 2, 2001) (permitting exclusion of a proposal that misleadingly implied that it related only to the sale of food products); *McDonald's Corp.* (Mar. 13, 2001) (permitting exclusion of a proposal to adopt "SA 8000 Social Accountability Standards" that did not accurately describe the Standards); *Exxon Corporation* (Jan. 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); *NYNEX Corp.* (Jan. 12, 1990) (permitting exclusion of a proposal that was "so inherently vague and indefinite" that any action by the company "could be significantly different from the action envisioned by shareholders voting on the proposal").

transmission of the Staff's response to my request, my email address is msmyers@morganlewis.com, and the Proponents representative's email address is kcoll@che.org.

We very much appreciate the Staff's attention to this matter. If you have any questions or require any additional information, please do not hesitate to me at (412) 560-3310.

Thank you for your consideration of this matter.

Very truly yours,



Marlee S. Myers

Enclosures

cc (w/encls.):

DENTSPLY International Inc.
Deborah M. Rasin
Vice President, Secretary and General Counsel
221 West Philadelphia Street
York, PA 17405-0872
Deborah.Rasin@dentsply.com

Sr. Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
kcoll@che.org

Catherine M. Rowan
Director, Socially Responsible Investments
Trinity Health
rowan@bestweb.net

Dominican Sisters of Hope, c/o
Sr. Valerie Heinonen, O.S.U.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
2039 North Geyer Road
Saint Louis, Missouri 63131

Exhibit A



CATHOLIC HEALTH EAST

Treasury MS 222
3805 West Chester Pike, Ste. 100
Newtown Square, PA 19073-2329
kcoll@che.org
610-355-2035 fax 610-355-2050

December 11, 2013

Brian Addison
Vice President, General Counsel, Secretary
DENTSPLY International Inc.
Susquehanna Commerce Center – Suite 60W
221 West Philadelphia Street
York, PA 17405-0872

RE: Shareholder Proposal for 2013 Annual Meeting

Dear Mr. Addison:

Catholic Health East, one of the largest Catholic health care systems in the United States, is a long-term, faith-based shareowner of DENTSPLY International, Inc. Catholic Health East seeks to reflect its Mission and Core Values while looking for social and environmental as well as financial accountability in its investments.

We continue to be concerned about the environmental impacts of dental amalgam containing mercury. Therefore, I have been authorized by Catholic Health East to file the enclosed proposal with DENTSPLY International, Inc. Other investors will join in co-filing this proposal. Catholic Health East, as lead filer, is authorized to act on their behalf.

The enclosed resolution is for consideration and action by the shareholders at the next meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East is beneficial owner of at least $2,000 worth of DENTSPLY International, Inc. shares which we have held for more than one year. We will continue to hold at least $2,000 of these shares through the 2013 stockholder meeting. The verification of our ownership position will be provided under separated cover by our custodian, BNY Mellon, a Depository Trust Co participating bank. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Catholic Health East remains open for productive dialogue which could lead to a withdrawal of the resolution. Thank you for your attention to this matter.

Sincerely,

Sister Kathleen Coll, SSJ

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosure

cc: The Interfaith Center on Corporate Responsibility

RECEIVED

DEC 12 2012

DENTSPLY LEGAL DEPT.

Whereas:

Dental amalgam is composed of approximately 50% mercury, a reproductive and neurological toxicant. Mercury is a concern when it enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation.[1] Mercury can be transformed into methylmercury, which bioaccumulates and can adversely affect the nervous system of those who consume fish.[2]

At the 25th session of the Governing Council of the UN Environment Programme in 2009, more than 120 nations agreed to work toward legally binding measures to control mercury pollution and created an Intergovernmental Negotiating Committee (INC). Since then four INCs have been held in: Sweden, Japan, Kenya and Uruguay.[3]

In 2011, the World Health Organization released an expert group report[4], which stated that amalgam poses a serious environmental health problem because it releases a "significant amount of mercury" into the environment, including atmosphere, surface water, groundwater, and soil. It affirmed: "When released from dental amalgam use into the environment through these pathways, mercury is transported globally and deposited. Mercury releases may then enter the human food chain especially via fish consumption."

The WHO report recommends "a switch in use of dental materials"[4] away from amalgam, explaining "for many reasons restorative materials alternative to dental amalgam are desirable" and commits itself, urging all health agencies to join them, to "work for reduction of mercury and the development of a healthy environment." To accomplish this goal, "WHO will facilitate the work for a switch in use of dental materials."

DENTSPLY reports quantities of mercury contained in products sold in the U.S. Product manufacturers submit such information in compliance with 8 state laws in effect since January 2001. Statistics appear to indicate that DENTSPLY reported an increase of almost three times in total quantity of mercury used for dental amalgams between 2007 and 2010. [IMERC NEWMOA Mercury Added Products Database, Dental Amalgam, accessed 12-7-2012: (2007) 3,391,558 grams; (2010) 9,534,892 grams)[5]

RESOLVED: Shareholders request that the Board of Directors issue a report, produced at reasonable cost and excluding proprietary information, by October 31, 2013 summarizing DENTSPLY's policies and plans for reducing impacts on the environment by phasing out mercury from DENTSPLY products.

Supporting Statement

Shareholders believe such report should include DENTSPLY's: (i) goals for reduction in its production of dental amalgam and associated reductions in mercury use; (ii) annual production and sales on usage of mercury in amalgam globally for the prior year; (iii) projected reduction in usage of mercury for each of the next four years; (iv) by what date, if any, DENTSPLY projects it will cease production of amalgam and (v) what DENTSPLY is doing to reduce costs of alternatives to dental amalgams.

---

[1] http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf
[2] www.epa.gov/ost/criteria/methylmercury/factsheet.html
[3] http://www.unep.org/hazardoussubstances/Mercury/Negotiations/tabid/3320/Default.aspx
[4] http://www.who.int/oral_health/publications/dental_material_2011.pdf
[5] http://newmoa.org/prevention/mercury/imerc/notification/browsecompany.cfm?pid=92

TRINITY HEALTH

20555 VICTOR PARKWAY | LIVONIA, MI 48152 | p 734-343-1000 | trinity-health.org

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Cell: (646) 305-6027
Fax: (718) 504-4787
E-Mail Address: rowan@bestweb.net

December 13, 2012

Deborah M. Rasin
Vice President, General Counsel &Secretary
DENTSPLY International Inc.
Susquehanna Commerce Center – Suite 60W
221 West Philadelphia Street
York, PA 17405-0872

Dear Ms. Rasin,

Trinity Health, with an investment position of over $2000 worth of shares in DENTSPLY International, Inc., looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of shares in DENTSPLY International is enclosed. Trinity Health has continuously held stock in Comcast for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this shareholder proposal is Sister Kathleen Coll, representing Catholic Health East (610-355-2035). We look forward to a discussion with the Company on this proposal.

Sincerely,



Catherine M. Rowan
Director, Socially Responsibility Investments

enc

Whereas:

Dental amalgam is composed of approximately 50% mercury, a reproductive and neurological toxicant. Mercury is a concern when it enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation.[1] Mercury can be transformed into methylmercury, which bioaccumulates and can adversely affect the nervous system of those who consume fish.[2]

At the 25th session of the Governing Council of the UN Environment Programme in 2009, more than 120 nations agreed to work toward legally binding measures to control mercury pollution and created an Intergovernmental Negotiating Committee (INC). Since then four INCs have been held in: Sweden, Japan, Kenya and Uruguay.[3]

In 2011, the World Health Organization released an expert group report[4], which stated that amalgam poses a serious environmental health problem because it releases a "significant amount of mercury" into the environment, including atmosphere, surface water, groundwater, and soil. It affirmed: "When released from dental amalgam use into the environment through these pathways, mercury is transported globally and deposited. Mercury releases may then enter the human food chain especially via fish consumption."

The WHO report recommends "a switch in use of dental materials"[4] away from amalgam, explaining "for many reasons restorative materials alternative to dental amalgam are desirable" and commits itself, urging all health agencies to join them, to "work for reduction of mercury and the development of a healthy environment." To accomplish this goal, "WHO will facilitate the work for a switch in use of dental materials."

DENTSPLY reports quantities of mercury contained in products sold in the U.S. Product manufacturers submit such information in compliance with 8 state laws in effect since January 2001. Statistics appear to indicate that DENTSPLY reported an increase of almost three times in total quantity of mercury used for dental amalgams between 2007 and 2010. [IMERC NEWMOA Mercury Added Products Database, Dental Amalgam, accessed 12-7-2012: (2007) 3,391,558 grams; (2010) 9,534,892 grams)[5]

RESOLVED: Shareholders request that the Board of Directors issue a report, produced at reasonable cost and excluding proprietary information, by October 31, 2013 summarizing DENTSPLY's policies and plans for reducing impacts on the environment by phasing out mercury from DENTSPLY products.

Supporting Statement

Shareholders believe such report should include DENTSPLY's: (i) goals for reduction in its production of dental amalgam and associated reductions in mercury use; (ii) annual production and sales on usage of mercury in amalgam globally for the prior year; (iii) projected reduction in usage of mercury for each of the next four years; (iv) by what date, if any, DENTSPLY projects it will cease production of amalgam and (v) what DENTSPLY is doing to reduce costs of alternatives to dental amalgams.

---

[1] http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf
[2] www.epa.gov/ost/criteria/methylmercury/factsheet.html
[3] http://www.unep.org/hazardoussubstances/Mercury/Negotiations/tabid/3320/Default.aspx
[4] http://www.who.int/oral_health/publications/dental_material_2011.pdf
[5] http://newmoa.org/prevention/mercury/imerc/notification/browsecompany.cfm?pid=92



December 13, 2012

TO WHOM IT MAY CONCERN:

Please accept this letter as verification that as of December 13, 2012, Northern Trust as custodian held for the beneficial interest of Trinity Health 822 shares of Dentsply Intl Inc New.

As of December 13, 2012, Trinity Health has held at least $2,000 worth of Dentsply Intl Inc New continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2013.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely



Nicholas Diasio
Account Manager – Trust Officer

TRINITY HEALTH
Livonia, Michigan

20555 VICTOR PARKWAY | LIVONIA, MI 48152 | p 734-343-1000 | trinity-health.org

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Cell: (646) 305-6027
Fax: (718) 504-4787
E-Mail Address: rowan@bestweb.net

December 13, 2012

Deborah M. Rasin
Vice President, General Counsel &Secretary
DENTSPLY International Inc.
Susquehanna Commerce Center – Suite 60W
221 West Philadelphia Street
York, PA 17405-0872

THIS IS A CORRECTED VERSION OF THE LETTER SENT EARLIER TODAY

Dear Ms. Rasin,

Trinity Health, with an investment position of over $2000 worth of shares in DENTSPLY International, Inc., looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of shares in DENTSPLY International is enclosed. Trinity Health has continuously held stock in DENTSPLY for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this shareholder proposal is Sister Kathleen Coll, representing Catholic Health East (610-355-2035). We look forward to a discussion with the Company on this proposal.

Sincerely,



Catherine M. Rowan
Director, Socially Responsibility Investments

enc

RECEIVED
DEC 17 2012
DENTSPLY LEGAL DEPT.


Northern Trust

December 13, 2012

TO WHOM IT MAY CONCERN:

Please accept this letter as verification that as of December 13, 2012, Northern Trust as custodian held for the beneficial interest of Trinity Health 822 shares of Dentsply Intl Inc New.

As of December 13, 2012, Trinity Health has held at least $2,000 worth of Dentsply Intl Inc New continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2013.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely

Nicholas Diasio

Nicholas Diasio
Account Manager – Trust Officer

Whereas:

Dental amalgam is composed of approximately 50% mercury, a reproductive and neurological toxicant. Mercury is a concern when it enters the environment through uncontrolled releases via dental office wastes, fecal matter, breathing, burial, and cremation.[1] Mercury can be transformed into methylmercury, which bioaccumulates and can adversely affect the nervous system of those who consume fish.[2]

At the 25th session of the Governing Council of the UN Environment Programme in 2009, more than 120 nations agreed to work toward legally binding measures to control mercury pollution and created an Intergovernmental Negotiating Committee (INC). Since then four INCs have been held in: Sweden, Japan, Kenya and Uruguay.[3]

In 2011, the World Health Organization released an expert group report[4], which stated that amalgam poses a serious environmental health problem because it releases a "significant amount of mercury" into the environment, including atmosphere, surface water, groundwater, and soil. It affirmed: "When released from dental amalgam use into the environment through these pathways, mercury is transported globally and deposited. Mercury releases may then enter the human food chain especially via fish consumption."

The WHO report recommends "a switch in use of dental materials"[4] away from amalgam, explaining "for many reasons restorative materials alternative to dental amalgam are desirable" and commits itself, urging all health agencies to join them, to "work for reduction of mercury and the development of a healthy environment." To accomplish this goal, "WHO will facilitate the work for a switch in use of dental materials."

DENTSPLY reports quantities of mercury contained in products sold in the U.S. Product manufacturers submit such information in compliance with 8 state laws in effect since January 2001. Statistics appear to indicate that DENTSPLY reported an increase of almost three times in total quantity of mercury used for dental amalgams between 2007 and 2010. [IMERC NEWMOA Mercury Added Products Database, Dental Amalgam, accessed 12-7-2012: (2007) 3,391,558 grams; (2010) 9,534,892 grams)[5]

RESOLVED: Shareholders request that the Board of Directors issue a report, produced at reasonable cost and excluding proprietary information, by October 31, 2013 summarizing DENTSPLY's policies and plans for reducing impacts on the environment by phasing out mercury from DENTSPLY products.

Supporting Statement

Shareholders believe such report should include DENTSPLY's: (i) goals for reduction in its production of dental amalgam and associated reductions in mercury use; (ii) annual production and sales on usage of mercury in amalgam globally for the prior year; (iii) projected reduction in usage of mercury for each of the next four years; (iv) by what date, if any, DENTSPLY projects it will cease production of amalgam and (v) what DENTSPLY is doing to reduce costs of alternatives to dental amalgams.

---

[1] http://mpp.cclearn.org/wp-content/uploads/2008/08/benders-testimony.pdf
[2] www.epa.gov/ost/criteria/methylmercury/factsheet.html
[3] http://www.unep.org/hazardoussubstances/Mercury/Negotiations/tabid/3320/Default.aspx
[4] http://www.who.int/oral_health/publications/dental_material_2011.pdf
[5] http://newmoa.org/prevention/mercury/imerc/notification/browsecompany.cfm?pid=92



CATHOLIC HEALTH EAST

Treasury MS 222
3805 West Chester Pike, Ste. 100
Newtown Square, PA 19073-2329
kcoll@che.org
610-355-2035 fax 610-355-2050

December 11, 2013

Deborah M. Rasin
Vice President, Secretary & General Counsel,
Dentsply International
221 W. Philadelphia St., Suite 60W
York, PA 17405-0872

RE: Shareholder Proposal for 2013 Annual Meeting

Dear Deborah:

I have enclosed a copy of the letter I am sending to SEC requesting that the proponents of this proposal on the environmental impacts of mercury be permitted to use the correct data numbers in the proposal.

As the proposal that we submitted to you earlier was written we used the IMERC data that was posted at that time, since it was the public information. Catholic Health East, Trinity Health and Dominican Sisters of Hope now ask that corrections be made to our original proposal indicating that the figure for 2010 was 3,753,000 grams as you pointed out in your January 7th email to me.

Catholic Health East and other shareholders remain open for productive dialogue which could lead to a withdrawal of the resolution. Thank you for your attention to this matter.

Sincerely,

Kathleen Coll, SSJ

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosure

cc: Valerie Heinonen, o.s.u., Dominican Sisters of Hope
Catherine Rowan, Trinity Health
Steven Heim, Boston Common Asset Management
Michael Bender



CATHOLIC HEALTH EAST

Treasury MS 222
3805 West Chester Pike, Ste. 100
Newtown Square, PA 19073-2329
kcoll@che.org
610-355-2035 fax 610-355-2050

January 11, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Dentsply International
Shareholder Proposal of Catholic Health East
Exchange Act of 1934—Rule 14a-8

To Whom It May Concern:

I am writing on behalf of Catholic Health East which has filed a shareholder proposal with Dentsply. Additional proponents of the proposal include Trinity Health and Dominican Sisters of Hope. The proposal asks for a report on policies and plans for reducing impacts on the environment by phasing out mercury from Dentsply products.

On behalf of Catholic Health East and our investor colleagues, I request that the proponents of this proposal on the environmental impacts of mercury be permitted to use the correct data numbers in the proposal. We are making this request because as the proposal was being written we were using the IMERC data that was posted at that time, since it was the public information. The updated information in the following e-mail became available to us in January.

> "1/7/2013 3:55:56 P.M. Eastern Standard Time, AWienert@newmoa.org writes: Dentsply first informed IMERC of the corrected totals in June, which is when I sent you the "unapproved" new total. The states reviewed the corrected numbers over the

summer and approved in September. Unfortunately, the new numbers only went to our live database last week because of a bug in our system, but the real numbers have been in the backend for several months. (–Adam Wienert, newmoa.org)"

We also have received the following e-mail from Deborah M. Rasin, Vice President, Secretary & General Counsel, Dentsply International. Ms. Rasin is replacing Brian Addison, Special Counsel, who until the exchanges on this proposal, has been our Dentsply contact. We have been engaged with Dentsply since 2008.

> Rasin, Deborah [mailto:Deborah.Rasin@dentsply.com] Sent: Monday, January 07, 2013 2:13 PM
> "In the meantime I do want to alert you to the fact that the data in your proposal is incorrect, and that we intend to point this out to the SEC. You state that "Statistics appear to indicate that DENTSPLY reported an increase of almost three times in total quantity of mercury used for dental amalgams between 2007 and 2010." You cite to the IMERC NEWMOA Mercury Added Products Database, which unfortunately up until recently contained inaccurate information. You report the database as showing 3,391,558 grams in 2007 and 9,534,892 grams in 2010. The real figure for 2010 was 3,753,000 grams.
>
> "I believe that we pointed out to you as early as last April that the IMERC data was incorrect, and so I am somewhat troubled that you did choose to include this acknowledged inaccurate data in your submission, despite our having told you several times that it was reported incorrectly. In any case, we have now managed to get IMERC to update the information in their database to reflect the accurate figure." (Deborah M. Rasin, Vice President, Secretary & General Counsel, Dentsply International)

I checked my notes from the conference call on April 25, 2012, during which the issue of usage report of dental mercury was raised with both Danaher and Dentsply as follows:

> "(Michael Bender, Mercury Policy Project/Zero Mercury Working Group) **For Dentsply specifically is why did the usage report of dental mercury jump from 3.73 tons in 2007 to 10.5 tons in 2010? The states did not anticipate this (nor did Michael Bender).**
>
> "Dentsply believes there is an error. Linda (Linda C. Niessen, M.D., M.P.H., Vice President, Chief Clinical Officer D.) will check Dentsply data and its Clearinghouse data.
>
> "**When asked if IMERC data is global,** Danaher said the information submitted is U.S. only. **Dentsply didn't know and will check.** Linda Niessen will break out some of the statistics e.g. the comparison between the EU and the U.S. IMERC data is produced but

not defined. Use of amalgams is decreasing in different parts of the world and she will clarify."

There was no follow up from Dentsply. Valerie Heinonen (representing Mercy Investment Services, Inc. and the Dominican Sisters of Hope) e-mailed Dentsply representatives at least twice beginning on July 9, 2012:

"When asked if IMERC data is global, you (Dentsply) were not sure and planned to check. Linda Niessen said she would break out some of the statistics e.g. the comparison between the EU and the U.S. Ms. Niessen told us that IMERC data is produced but not defined and that use of amalgams is decreasing in different parts of the world. She offered to clarify the data.

"Michael Bender asked, specifically for Dentsply, why did the usage report of dental mercury jump from 3.73 tons in 2007 to 10.5 tons in 2010? He commented that the states did not anticipate this nor did he. Because Dentsply believes there is an error, Ms. Niessen will check Dentsply data and its Clearinghouse data.

"In 2010 the EPA announced plans in 2010 to propose a new rule that would regulate dental clinics to curtail dental mercury discharge. Linda Niessen spoke to the finalizing of the rule making. Since Ms Niessen's information contradicted Michael Bender's, have you spoken with the EPA since our dialogue? Has there been movement by the EPA to propose the rule?" (Valerie Heinonen, Mercy Investment Services, Inc. and the Dominican Sisters of Hope)

Thus, although Ms. Rasin makes the following statement in her January 7 e-mail to me: Ms. Rasin: "I believe that we pointed out to you as early as last April that the IMERC data was incorrect, and so I am somewhat troubled that you did choose to include this acknowledged inaccurate data in your submission, despite our having told you several times that it was reported incorrectly." (January 7, 2013)

Contrary to Ms. Rasin's January 7, 2013 belief, the issue was not resolved during the conference call and there was no subsequent phone call, letter or e-mail from Dentsply with respect to the follow up questions, answered in part during the conference call by Linda Niessen but requiring further research by the Company. Unfortunately, the lack of response became one of our reasons for re-filing the resolution on environmental impacts of mercury amalgams. In addition, we had no choice but to use the data that Michael Bender from the Mercury Policy Project received at the time of our April 25, 2012 conference call.

Thank you for your assistance.

Yours truly,

Kathleen Coll, SSJ

Sr. Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
3805 West Chester Pike / Newtown Square, PA 19073
Email: kcoll@che.org
Phone: 610-355-2035 / Fax: 610-271-9600

Cc: Deborah M. Rasin, Vice President, Secretary & General Counsel, Dentsply International

From: Baumgardner, Dane
Sent: Thursday, January 17, 2013 9:56 AM
To: 'kcoll@che.org'
Subject: DENTSPLY International - Shareholder Proposal

Dear Sister Kathleen,

I am working with Deb Rasin at DENTSPLY regarding your group's shareholder proposal as to dental amalgam. We received your letter enclosing the copy of the letter sent to the SEC requesting the correction of the IMERC data for 2010.

The specific sentence that your letter to the SEC seeks to correct states: "Statistics appear to indicate that DENTPSLY reported an increase of almost three times in total quantity of mercury used for dental amalgams between 2007 and 2010 [IMERC NEWMOA Mercury Added Products Database, Dental Amalgam, accessed 12-7-2012: (2007) 3,391,558 grams; (2010) 9,534,892 grams)." If, as requested in your January 11, 2013 letter to the SEC, the only correction that is made to that sentence is to the 2010 data, the sentence still inaccurately states that there was an increase of almost three times in the total quantity of mercury.

As you know, we are on a tight deadline with the SEC and we will be required to submit our request for a no-action letter this week, so please let us know as soon as possible with regards to how you would like this specific sentence to be changed in the proposal.

Regards,
Dane

Dane A. Baumgardner
Corporate Counsel
DENTSPLY International
221 W. Philadelphia St., Suite 60W
York, PA 17401
Office: 717-849-7952
Fax: 717-849-4753
dane.baumgardner@dentsply.com

Pages 25 through 89 redacted for the following reasons:
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FISMA & OMB Memorandum M-07-16